Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2023

(January 1 – December 31)

Adopted at the Annual General Meeting of Shareholders on May 30, 2024.

Lars Lüthjohan Jensen

Chairman of the General Meeting

2

Contents

Company Information	3
Statement by Management on the Annual Report	4
Independent Auditor’s Report	6
Management Commentary	8
Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31	37
Statements of Financial Position as of December 31	38
Statements of Changes in Equity - Group	39
Statements of Changes in Equity - Parent	40
Cash Flow Statements for the Year Ended December 31	41
Notes to the Financial Statements	42

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Albert Cha, Chairman

Lisa Jane Morrison

Jan Møller Mikkelsen

Lars Holtug

Siham Imani

William Carl Fairey Jr.

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

Michael Wolff Jensen, Chief Legal Officer

Anni Lotte Kirstine Pedersen, Chief Administration Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-2300 Copenhagen S

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2023.

The annual report is presented in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2023, and of their financial performance and cash flows for the financial year January 1 to December 31, 2023.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, February 7, 2024

Executive Board

Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

Michael Wolff Jensen	Anni Lotte Kirstine Pedersen
Chief Legal Officer	Chief Administration Officer

Board of Directors

Albert Cha	William Carl Fairey Jr.	Lisa Jane Morrison
Chairman

Siham Imani	Lars Holtug	Jan Møller Mikkelsen

Statement by Management on the Annual Report	5

Independent Auditor’s Report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year January 1 to December 31, 2023, which comprise the statement of profit or loss and other comprehensive income, statement of financial position, statement of changes in equity, cash flow statement and notes, including material accounting policy information, for the Group as well as the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with IFRS Accounting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2023, and of the results of their operations and cash flows for the financial yearJanuary 1 to December 31, 2023 in accordance with IFRS Accounting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements” section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required by relevant law and regulations.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with the information required by relevant law and regulations. We did not identify any material misstatement of the management commentary.

Independent Auditor’s Report	6

Management’s responsibilities for the consolidated financial statements and the parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

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Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consolidated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

Independent Auditor’s Report	7

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Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit.

We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, February 7, 2024

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Niels Skannerup Vendelbo	Lars Hansen
State-Authorised Public Accountant	State-Authorised Public Accountant
Identification No (MNE) 34532	Identification No (MNE) 24828

Financial Statements	8

Management Commentary

Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

Consolidated Key Figures

	2023	2022	2021	2020	2019
(EUR’000)
Revenue	266,718	51,174	7,778	6,953	13,375
Operating Profit/(Loss)	(455,541)	(561,814)	(451,792)	(330,620)	(226,719)
Finance Income/(Expenses)	(208)	1,694	55,807	(79,030)	16,582
Profit/(Loss) for the Year	(481,447)	(583,194)	(383,577)	(418,955)	(218,016)
Cash and Cash Equivalents	392,164	444,767	446,267	584,517	598,106
Total Assets	825,587	1,089,738	1,084,921	979,793	676,732
Equity	(145,697)	263,348	883,635	838,711	597,114
Investments in Property, Plant & Equipment	2,442	14,489	23,704	19,860	5,159
Return on Equity (%)*	(818.4)	(101.7)	(44.5)	(58.4)	(49.7)
Equity Ratio (%)*	(17.6)	24.2	81.4	85.6	88.2

*Key ratios are calculated as follows:

Return on Equity: (Profit / (Loss) for the Year x 100) / Average Equity

Equity Ratio: (Equity x 100) / Total Assets

Ascendis Pharma in Brief

We are applying our innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science and passion, we use our TransCon technologies to create new and potentially best-in-class therapies.

Our Organization

Certain of our operations are conducted through our following wholly-owned subsidiaries:

Wholly-owned subsidiaries	Domicile
Ascendis Pharma GmbH	Germany
Ascendis Pharma Endocrinology GmbH	Germany
Ascendis Pharma, Inc.	USA
Ascendis Pharma Endocrinology, Inc.	USA
Ascendis Pharma Ophthalmology Division A/S	Denmark
Ascendis Pharma Endocrinology Division A/S	Denmark
Ascendis Pharma Bone Diseases A/S	Denmark
Ascendis Pharma Growth Disorders A/S	Denmark
Ascendis Pharma Oncology Division A/S	Denmark
Ascendis Pharma Nordics A/S	Denmark
Ascendis Pharma Europe A/S	Denmark
Ascendis Pharma UK Limited	United Kingdom
Ascendis Pharma Iberia S.L.	Spain

The Company has increased its number of employees to 879 at the end of 2023 compared to 797 at the end of 2022. Employees engaged with research and development have increased primarily due to advancement of our pipeline of endocrinology and oncology. In addition, the number of employees has increased due to pre-launch and launch activities, and extension of corporate functions to support those activities.

Financial Statements	9

Our Vision

As announced in January 2024, Vision 2030 is our vision to achieve blockbuster status for multiple products and expand our engine for future innovation. This includes:

•	Be the Leading Endocrinology Rare Disease Company

•	Achieve blockbuster status (>$1B) for each of TransCon PTH, TransCon hGH, and TransCon CNP through worldwide commercialization

•	Be the leader in growth disorders and hypoparathyroidism, pursuing clinical conditions, innovative life cycle management, and complementary patient offerings

•	Expand pipeline with Endocrinology Rare Disease blockbuster product opportunities.

•	Create Value in Additional Therapeutic Areas through Innovative Business Models

•	Obtain accelerated approval in oncology with registrational trials ongoing;

•	Pursue TransCon product opportunities in >$5B indications

•	Maximize value creation of these product opportunities through collaboration with therapeutic area market leaders

•	Differentiate with Ascendis Fundamentals

•	Outperform industry drug development benchmarks with Ascendis’ product innovation algorithm

•	Remain independent as a profitable biopharma through lean and flexible ways of working

•	Let our values Patients, Science, Passion drive our decisions to success

Our products and product candidates combine our TransCon technologies with clinically validated parent drugs and pathways, with the goal of optimizing efficacy, safety, tolerability and convenience.

We apply these technologies in combination with clinically validated parent drugs or pathways using our algorithm with the goal of creating product candidates with the potential to be best-in-class. We plan to apply this algorithm for product innovation to expand our pipeline with Endocrinology Rare Disease product opportunities in large addressable markets. In addition, our vision is to pursue TransCon product opportunities in >$5B indications in other therapeutic areas and maximize value creation of these product opportunities through collaboration with therapeutic area market leaders. We believe our approach to product innovation may reduce the risks associated with traditional drug development.

Ascendis Algorithm for Product Innovation

When we apply our TransCon technologies to clinically validated parent drugs or pathways, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As illustrated above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have a potential established development pathway, and have the potential to address a large market.

Financial Statements	10

We currently have two marketed products and a diversified portfolio of five product candidates in clinical development in the areas of endocrinology rare diseases and oncology, and we are working to apply our TransCon technology platform in additional therapeutic areas such as the glucagon-like peptide 1 (“GLP-1”) class where we believe we have designed a best-in-class, once-monthly program.

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SKYTROFA – Our first marketed product is SKYTROFA® (lonapegsomatropin-tcgd), developed as TransCon Growth Hormone (“TransCon hGH”), which received regulatory approval in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”). TransCon hGH is now commercially available for prescription in the United States under its brand name SKYTROFA (lonapegsomatropin-tcgd). In addition, TransCon hGH was granted marketing authorization in the European Union (“EU”) as SKYTROFA (lonapegsomatropin), a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. SKYTROFA has been commercially available for prescription in Germany since September 2023.

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YORVIPATH – Our second marketed product is YORVIPATH® (palopegteriparatide), developed as TransCon PTH. In the EU, YORVIPATH was granted marketing authorization as a once-daily subcutaneous injection for the treatment of adults with chronic hypoparathyroidism. YORVIPATH has been commercially available for prescription in Germany and Austria since January 2024.

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Endocrinology Rare Disease Pipeline – We are developing three product candidates in our Endocrinology Rare Disease portfolio spanning multiple indications and geographies. These include TransCon hGH for pediatric GHD, adult GHD, and Turner syndrome; TransCon PTH for adults with chronic hypoparathyroidism; and TransCon CNP (navepegritide) for infants and children with achondroplasia.

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Oncology – In Oncology, we are leveraging our TransCon technologies with the goal of enhancing the anti-tumor effects of clinically-validated parent drugs and pathways and to provide sustained modulation of tumor microenvironments and activate cytotoxic immune cells. We have initiated clinical development of two product candidates: TransCon TLR7/8 Agonist, an investigational, long-acting prodrug of resiquimod, a small molecule agonist of Toll like receptors (“TLR”) 7 and 8 for intratumoral delivery and TransCon IL-2 b/g, for systemic delivery, which is designed for prolonged exposure to an IL-2 variant that selectively activates the IL-2 b/g, with minimal binding to IL-2Rα. Our clinical development program for these product candidates also includes evaluation of them as a potential combination therapy.

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Ophthalmology - In January 2023, we announced Ophthalmology as our third independent therapeutic area of focus for our TransCon technologies. In January 2024, we announced the formation of Eyconis, Inc., with institutional investors and entered into an exclusive license agreement with Eyconis to develop and commercialize TransCon ophthalmology products globally. We received an equity position in the newly formed company, and we are eligible to receive future milestone payments plus single digit royalties on global net sales of commercialized products, if any.

Financial Statements	11

TransCon Product Candidates Pipeline

1.	riGHt Trial (jRCT2031200340)

2.	foresiGHt Trial (NCT05171855)

3.	New InsiGHts Trial (NCT05690386)

4.	NDA resubmitted to U.S. FDA, PDUFA goal date May 14, 2024

5.	PaTHway Japan Trial (jRCT2051210058)

6.	Pivotal ApproaCH Trial (NCT05598320)

7.	reACHin Trial (NCT06079398)

8.	transcendIT-101 Trial (NCT04799054), includes 4 indication-specific cohorts

9.	BelieveIT-201 Trial (NCT05980598)

10.	IL-Believe Trial (NCT05081609)

We maintain an intellectual property portfolio comprising over 300 issued patents and over 550 patent applications as of December 31, 2023, which includes patents and patent applications applicable to our product candidates with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates, including a product-specific device and core TransCon technologies. Other than the rights we have granted to VISEN Pharmaceuticals (“VISEN”), Teijin Limited, and Eyconis as noted in this annual report, we hold worldwide rights to our TransCon technologies and, other than our royalty financing arrangement with Royalty Pharma as noted in this annual report, we owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH or any of our other product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH and each of our other product candidates are new molecular entities and therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon product candidates, if approved, to address patients’ unmet medical needs.

In the U.S., we have established a multi-faceted organization to support the ongoing commercialization of SKYTROFA, which will also serve as the foundation for future Endocrinology Rare Disease product launches in the U.S.

Financial Statements	12

In Europe, we are expanding our presence by building integrated organizations in select countries, which we call Europe Direct, beginning with Germany, where we have launched SKYTROFA and YORVIPATH. We are establishing other Europe Direct organizations to service country clusters, including DACH (Germany, Austria, Switzerland), France & BeNeLux (Belgium, the Netherlands, and Luxembourg), Iberia (Portugal and Spain), Italy, Nordics (Denmark, Norway, Sweden, Iceland, Finland), and the United Kingdom & Ireland.

Beyond the U.S. and Europe Direct, we are expanding global reach for our Endocrinology Rare Disease programs through exclusive distribution agreements with geographic market leaders, which we call International Markets. We have three such regional agreements established as of January 2024:

•	Specialised Therapeutics Asia Pte Ltd. (Australia, New Zealand, Singapore, Malaysia, Brunei, Thailand, and Vietnam)

•	Er-Kim (Central & Eastern Europe and Turkey)

•	Vector Pharma FZCO (Saudi Arabia, United Arab Emirates, Kuwait, Oman, Qatar, and Bahrain)

Finally, we are making our products commercially available in select markets through exclusive license agreements with partners with local expertise and infrastructure. We plan to also make our product candidates commercially available, if approved, through these exclusive license agreements. In China, VISEN has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP. In Japan, Teijin has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP.

Financial Statements	13

TransCon Technologies

Overview

Our TransCon technologies are designed to combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending duration of a drug’s action in the body, with the goal of developing highly differentiated product candidates based on efficacy, safety, tolerability and convenience. In addition to retaining the original mode of action of the parent drug and potentially supporting dosing frequency from daily up to six months or more, we believe that predictable release over time can improve treatment safety and efficacy, increase the likelihood of clinical development success, and provide intellectual property benefits.

TransCon molecules can have up to three components: a parent drug, an inert carrier that protects it, and a linker that temporarily binds the two. When bound, the carrier inactivates and shields the parent drug from clearance. When injected into the body, physiologic pH and temperature conditions initiate the release of the active, unmodified parent drug in a predictable release manner. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs for sustained localized or systemic delivery.

TransCon Technology Components

TransCon Carriers

Our TransCon technologies incorporate two carrier platforms that can be used to provide sustained localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers and TransCon localized carriers (self-eliminating hydrogels). Our carriers inactivate and protect the drug through a shielding effect, which may prevent rapid excretion and degradation of the parent drug and enable benefits that include improved injection site tolerability, reduced systemic adverse effects, and low immunogenicity.

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Systemic – Our TransCon systemic carriers are used to provide systemic drug exposure and are based on soluble compounds such as methoxy polyethylene glycol (“mPEG”) or other natural or synthetic polymers. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. TransCon hGH, TransCon PTH, and TransCon CNP utilize mPEG as a carrier molecule. mPEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

Financial Statements	14

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Localized – Our TransCon localized carriers include TransCon hydrogels based on PEG, hyaluronic acid, or other biopolymers. TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. When applied for localized delivery, the TransCon hydrogel enables the release of a parent drug at high local concentrations within the target area while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and toxicities, facilitating the development of highly efficacious product candidates with improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

•	In 2023, we developed a novel TransCon prolongation technology. The new TransCon technology may support expansion of TransCon technology into new therapeutic areas.

TransCon Linkers

Our reversible TransCon linkers are designed to enable the transient conjugation of a broad range of therapeutics, including proteins, peptides and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that may be applicable to various types of parent drugs, and that can be tailored to potentially achieve half-life extension enabling daily, weekly, monthly, and half-yearly dosing and to customize the potential pharmacokinetic profile for each individual product candidate with the goal of optimizing the potential therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we believe we can design our prodrugs to release the unmodified parent drug at predictable rates.

Parent Drugs

Our TransCon technologies are applicable across a broad range of therapeutic classes and are currently used to create potentially best-in-class long-acting product candidates based on proteins, peptides and small

Financial Statements	15

molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates the desired profile in non-clinical models. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in animal models are highly predictive of clinical results and reduce the development risk for our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

This approach has enabled us to generate a pipeline of product candidates to address significant unmet medical needs and to become potential sources of significant revenue for our company. Because our TransCon technologies leverage clinically validated parent drugs or pathways, we believe we may benefit from a higher development and regulatory success rate compared to development of drug compounds without established biology.

TransCon Products – Endocrinology Rare Disease

TransCon Growth Hormone (hGH)

Market Opportunity in Recombinant Human Growth Hormone

Growth hormone deficiency (“GHD”) is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. The current standard of care for GHD is daily subcutaneous injections of somatropin, a recombinant human growth hormone (“hGH”). In childhood and adolescence, growth hormone plays an essential role in normal longitudinal growth, muscle and bone strength, and distribution of body fat. In adults, growth hormone contributes to body composition, cardiovascular function, and bone health. These daily hGH therapies have been shown to be safe and well-tolerated.

In both therapy-compliant children and adults with GHD, daily subcutaneous injections of hGH have resulted in improved body composition parameters, bone density, cardiovascular outcomes and quality of life. Growth hormone-deficient children who are fully adherent to their daily hGH treatment regimen may achieve a height in adulthood that is comparable to that of their family members and national norms.

Despite the demonstrated benefits of daily hGH therapy, many GHD patients are not adequately treated and adherence continues to be a challenge, as reported in a 2021 paper published by Kaplowitz et al. in the Journal of Managed Care and Specialty Pharmacy. The observational retrospective cohort analysis utilized administrative claims data from two databases on over 20,000 pediatric patients diagnosed with GHD. Approximately 68% of commercial patients and approximately 63% of Medicaid patients received daily growth hormone treatment, whereas approximately 32% of commercial patients and approximately 37% of Medicaid patients were untreated. In addition, mean adherence as measured by proportions of days covered which is defined as the number of days covered by any daily growth hormone prescription during the follow-up period was approximately 60% in the commercial cohort and approximately 50% in the Medicaid cohort. Only 32% of commercial and 18% of Medicaid patients reported adherence rates greater than 80%.

Financial Statements	16

For adult patients with GHD, underdiagnosis and undertreatment are also a concern. Untreated adult GHD patients can experience reduced quality of life and increased risk of morbidity and mortality. A retrospective cohort study presented at ENDO 2023 analyzed an electronics health records database and selected adult patients with suspected AGHD. Of the 51,588 patients with suspected AGHD, fewer than 4% were treated with growth hormone.

Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and marketed daily-administered hGH products. All currently marketed daily hGH products in the United States – Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Nutropin AQ® (Genentech, a Roche company), Genotropin® (Pfizer Inc.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope ® (Sandoz GmbH) – contain unmodified somatropin (hGH) and are administered by subcutaneous injections. The global market for daily hGH products is largely composed of products from Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA, and Roche, which together account for most of the global market share.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age, and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. We estimate pediatric indications comprise up to 90% of the current total hGH market, of which approximately half is for pediatric GHD.

Competitive Landscape for Long-Acting Growth Hormone Therapies

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the burden of daily injections on patients and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin (hGH) and permanent modification of growth hormone:

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Unmodified somatropin (hGH): Two long-acting growth hormone products using encapsulation technologies previously received regulatory approval in the U.S. and Europe but were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved in 1999 and later withdrawn; Somatropin Biopartners (LB03002), was approved by the European Medicines Agency (“EMA”) in 2013, and later withdrawn. We believe that the lack of market acceptance was a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

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Permanent modification of growth hormone: Modification technologies prolong activity in the body by creating analogs of growth hormone through permanent modification of the growth hormone molecule. This modification may alter the molecular size and interaction with the growth hormone receptor and/or change the natural association affinity to endogenous proteins, as well as the distribution in the body. These changes may alter and reduce the efficacy of these drugs compared to unmodified daily somatropin (hGH) and may also negatively impact the drug’s safety.

Novo Nordisk received regulatory approval in various countries and regions including the U.S., Japan, and EU for once-weekly somapacitan (SOGROYA®) for replacement of endogenous growth hormone in adult patients with GHD and pediatric patients with GHD.

Pfizer (in collaboration with OPKO Health Inc.) received regulatory approval of once-weekly somatrogon (NGENLA) in various countries and regions including the U.S., Japan, and EU for pediatric GHD.

A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. (Jintrolong®) is available in China and the Somatropin Biopartners product (LB03002) is available in Korea. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including Genexine Inc., I-MAB, and JCR Pharmaceuticals Co., Ltd.

Our Solution: TransCon hGH

TransCon hGH is a prodrug composed of somatropin (“hGH”) that is transiently bound to a carrier and proprietary linker. TransCon hGH is administered once weekly and is designed to maintain the same mode of action as daily therapies by providing sustained release of active, unmodified somatropin, the same recombinant growth hormone molecule used in the daily hGH therapies that are the current standard of care.

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TransCon Growth Hormone (hGH) for pediatric GHD

TransCon hGH, marketed under the brand name SKYTROFA® (lonapegsomatropin-tcgd), received regulatory approval in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency. SKYTROFA has been commercially available for prescription in the United States since October 2021. In the EU, we received marketing authorization for TransCon hGH – known by its brand name SKYTROFA (lonapegsomatropin) – as a once-weekly subcutaneous injection for the treatment of children and adolescents ages 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. SKYTROFA has been commercially available for prescription in Germany since September 2023.

In September 2023, we announced topline results from the completed enliGHten Trial, an open-label extension trial evaluating the long-term safety and efficacy of TransCon hGH as a once-weekly treatment for children and adolescents with growth hormone deficiency. The enliGHten Trial enrolled 298 participants (mean age 10.3 years) from the Phase 3 heiGHt Trial of treatment-naïve pediatric GHD patients and the Phase 3 fliGHt Trial of pediatric GHD patients switching from daily somatropin treatment. Patients in these trials received a total of up to 6 years of treatment with TransCon hGH. At the time of the enliGHten Trial closure, 81 participants were designated as treatment completers, based on their physician’s determination that treatment for pediatric GHD was no longer required. Of these treatment completers, 59% met or exceeded their average parental height standard deviation score (“SDS”), with mean TransCon hGH treatment duration of 3.2 years.

Clinical Trial of TransCon hGH in Japanese Pediatric GHD

In our ongoing Phase 3 riGHt Trial, we are evaluating TransCon hGH as a treatment in Japanese children with GHD. The primary objective of the riGHt Trial is to evaluate and compare the annualized height velocity of approximately 40 Japanese prepubertal children with GHD treated with once-weekly TransCon hGH to that of children treated with a commercially available daily hGH formulation at 52 weeks. Enrollment in the riGHt trial was completed during the fourth quarter of 2023.

Proprietary Auto-injector

SKYTROFA includes the SKYTROFA® Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design, and is expected to last for at least four years. The device has a single, low-volume injection for the majority of patients of less than 0.6 mL and requires a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

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Figure: Our state-of-the-art auto-injector is designed to improve treatment compliance for children with GHD.

TransCon Product Candidates – Endocrinology Rare Diseases

TransCon Growth Hormone (hGH) for Other Indications

Clinical Development in Adults

We are currently conducting the foresiGHt Trial, a global Phase 3 trial that aims to demonstrate the metabolic benefits of TransCon hGH in adults and with the primary objective to evaluate change in trunk fat percentage.

In December 2023, we announced positive topline results from foresiGHt, a Phase 3 randomized, parallel-arm, placebo-controlled (double-blind) and active-controlled (open-label) trial to compare the efficacy and safety of TransCon hGH with placebo and daily hGH in adults with GHD.

The foresiGHt Trial evaluated 259 adults with GHD aged 23 to 80 years old, randomized 1:1:1, titrated to receive a target fixed dose of TransCon hGH, placebo, or daily hGH based on age and oral estrogen intake, with approximately equivalent hGH mg/week for TransCon hGH and daily hGH.

•	TransCon hGH demonstrated superiority on its primary efficacy endpoint at Week 38:

•	Change from baseline in trunk percent fat as measured by dual x-ray absorptiometry (TransCon hGH -1.67% vs. placebo +0.37%, LS mean difference = -2.04%, p < 0.0001)

•	TransCon hGH demonstrated superiority on its key secondary efficacy endpoints at Week 38:

•	Change from baseline in total body lean mass (TransCon hGH +1.60 kg vs placebo -0.10 kg, LS mean difference = 1.70 kg, p < 0.0001)

•	Change from baseline in trunk fat mass (TransCon hGH -0.48 kg vs placebo +0.22 kg, LS mean difference = -0.70 kg, p = 0.0053)

•	Exploratory post-hoc analysis at Week 38 demonstrated comparable treatment effect of TransCon hGH and daily hGH on target tissues. For patients with IGF-1 SDS levels ≤ 1.75 at Week 38:

•	Change from baseline in trunk percent fat (TransCon hGH -2.42% vs. daily hGH -2.59%)

•	Change from baseline in total body lean mass (TransCon hGH +1.70 kg vs daily hGH +1.37 kg)

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•	Change from baseline in trunk fat mass (TransCon hGH -0.90 kg vs daily hGH -0.94 kg)

•	TransCon hGH was generally safe and well tolerated, with no discontinuations related to study drug and with comparable safety and tolerability to daily hGH.

Other Development Plans

In June 2022, we initiated the Phase 2 New InsiGHTS Trial in the U.S. to evaluate TransCon hGH in Turner syndrome. In this trial, we are evaluating higher doses of TransCon hGH and daily hGH for Turner syndrome compared to doses for pediatric or adult GHD. Topline results from New InsiGHTS are expected in the fourth quarter of 2024. In addition, we are considering other potential indications for TransCon hGH where we believe a long-acting hGH therapy may offer benefits to patients with rare growth disorders, including in combination with our TransCon CNP product candidate in achondroplasia.

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TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism is a rare endocrine disease characterized by insufficient levels of parathyroid hormone (“PTH”). Most patients with hypoparathyroidism develop the condition following damage to or accidental removal of the parathyroid glands during thyroid surgery. Post-surgical hypoparathyroidism accounts for the majority of cases (70-80%); other etiologies include autoimmune disorders, genetic disorders such as autosomal dominant hypocalcemia type 1 (“ADH1”), and idiopathic causes. Conventional therapy with oral calcium and active vitamin D (also called calcitriol) does not effectively address the short-term symptoms, long-term complications, or quality-of-life impacts of hypoparathyroidism.

Short-term symptoms include weakness, severe muscle cramps (tetany), abnormal sensations such as tingling, burning and numbness (paresthesia), memory loss, impaired judgment, and headache. Patients often experience decreased quality of life, and, over the long term, prolonged use of conventional therapy may increase risk of major complications, such as calcium deposits in the brain, blood vessels, eye, and other soft tissues. According to a recent systematic literature review, chronic hypoparathyroidism treated with conventional therapy is associated with higher rates of renal complications compared to the general population, such as nephrolithiasis (up to 36%), nephrocalcinosis (up to 38%), and chronic kidney disease (up to 41%). Hypoparathyroidism remains among the few hormonal insufficiency states without a replacement therapy that restores the missing hormone at physiologic levels.

Hypoparathyroidism also poses a high burden on the healthcare system despite current conventional therapy. For example, one survey of 374 patients showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Other studies showed that 79% of hypoparathyroidism cases require hospitalizations and that patients with the disease have a four-fold increase in the risk of renal disease compared to healthy controls. Patients often experience decreased quality of life. We conducted a survey of 42 patients which found that 100% of patients reported negative psychological impacts, interference with daily life and impact on physical functioning from HP, and that 76% were either no longer able to work or experienced interference with work productivity.

The 2022 Guidelines from the Second International Workshop addressing the prevention, diagnosis, and management of hypoparathyroidism was published in September 2022 in the Journal of Bone and Mineral Research and authored by leading clinicians from North America, Europe, and Asia. The authors suggest consideration of PTH replacement therapy in patients whose hypoparathyroidism is inadequately controlled with conventional therapy. Inadequate control is considered to be any one of the following: symptomatic hypocalcemia, hyperphosphatemia, renal insufficiency, hypercalciuria, or poor quality of life. In addition, the guideline indicates that individuals with poor compliance, malabsorption or who are intolerant of large doses of calcium and active vitamin D may also benefit from PTH replacement therapy. Based on this current guideline, we believe PTH replacement therapy could be applicable to most patients with hypoparathyroidism.

Currently, an effective PTH replacement therapy that fully addresses the condition is not widely available to patients with hypoparathyroidism. In 2015, NATPARA® (parathyroid hormone) for injection was approved in the U.S. for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda. In October 2022, Takeda announced that it will discontinue manufacturing NATPARA/NATPAR globally by the end of 2024.

We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor (“PTH1R”). In addition, other companies and groups are developing or commercializing therapies for hypoparathyroidism, including Calcilytix (a BridgeBio company), Entera Bio, Extend Biosciences, Massachusetts General Hospital, Amolyt Pharma, and MBX Biosciences.

Teriparatide, PTH (1-34), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the National Institutes of Health (“NIH”) in subjects receiving continuous exposure to PTH (1-34), administered by an infusion pump, demonstrated simultaneous normalization of sCa and urinary calcium, as well as normalization of bone turnover.

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We estimate hypoparathyroidism affects over 250,000 patients in the U.S. and Europe. In the U.S., we estimate hypoparathyroidism affects approximately 70,000 to 90,000 patients, including 4,000 to 5,000 patients who we estimate have previously been treated with PTH therapy. In Germany, we estimate hypoparathyroidism affects approximately 70,000 patients. Outside of Germany, we estimate hypoparathyroidism affects over 100,000 patients in the rest of Europe.

Our Solution: TransCon PTH

TransCon PTH (palopegteriparatide) is an investigational prodrug of PTH (1-34) that is designed to be dosed once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to provide PTH in the physiological range for 24 hours per day, thereby more fully addressing all aspects of the disease, including normalizing serum and urinary calcium and serum phosphate levels.

With once-daily dosing, we believe this substantial half-life extension of PTH could more closely reflect the physiological levels of PTH observed in healthy individuals, thereby maintaining blood calcium levels and normalizing urinary calcium excretion. By providing steady levels of PTH in the physiological range, we believe TransCon PTH can address the fundamental limitations of PTH therapies with short half-life molecules and become a highly differentiated therapy for hypoparathyroidism.

In November 2023, TransCon PTH received regulatory approval in the EU and other territories and will be marketed in the EU as YORVIPATH®, a parathyroid hormone (PTH) replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism.

In January 2024, we announced that YORVIPATH is commercially available in Germany and Austria.

Clinical Development of TransCon PTH for Adult Hypoparathyroidism

Our ongoing Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial, and Phase 2 PaTH Forward Trial are evaluating TransCon PTH in adult patients with hypoparathyroidism. Following the primary outcome period, all three trials continue in the open-label extension portion to collect long-term data.

In December 2023, we announced that the FDA accepted for review our resubmitted New Drug Application (“NDA”) for TransCon PTH (palopegteriparatide) for the treatment of adult patients with hypoparathyroidism. The agency considered the resubmission a complete, class 2 response and set a PDUFA goal date of May 14, 2024. In the U.S., TransCon PTH (palopegteriparatide) is an investigational prodrug of parathyroid hormone (PTH [1-34]) for adult patients with hypoparathyroidism. The resubmission followed the Type A meeting held with the FDA in late August, held after the FDA’s issuance of a complete response letter (“CRL”) in May 2023 for the TransCon PTH (palopegteriparatide) NDA for the treatment of adults with hypoparathyroidism. In the CRL, the FDA cited concerns related to the manufacturing control strategy for variability of delivered dose in the TransCon PTH drug/device combination product. The FDA did not express concern in the CRL about the clinical data submitted as part of the NDA package and no new preclinical studies, or Phase 3 clinical trials to evaluate safety or efficacy, were requested in the letter.

In September 2023, we announced new post hoc analysis showing adults with hypoparathyroidism treated with TransCon PTH demonstrated substantial improvement in estimated glomerular filtration rate (“eGFR”), suggesting improved kidney function. In the Phase 3 PaTHway Trial, mean baseline eGFR was 67.3 and 72.7 mL/min/1.73m2 for subjects randomized to TransCon PTH and placebo, respectively. At Week 26, patients treated with TransCon PTH experienced a mean increase in eGFR of 7.9 mL/min/1.73m2 compared to baseline (p<0.0001) while those on placebo experienced a mean decrease in eGFR of -1.9 mL/min/1.73m2 compared to baseline (p=0.3468). By Week 52, patients treated with TransCon PTH, including those crossing over from placebo, experienced a mean increase in eGFR of 8.9 mL/min/1.73m2 compared to baseline (p<0.0001). The improvement at Week 52 was even greater, for patients with eGFR <60 at baseline, the threshold for impaired kidney function, experiencing a mean increase in eGFR of 11.5 mL/min/1.73m2.

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PaTHway: eGFR Change from Baseline by eGFR Group

Study Arm	Baseline eGFR (mL/min/1.73m2)	Week 26		Week 52
		N	Mean (p value)	N	Mean (p value)
TransCon PTH / TransCon PTH	eGFR < 60	19	+11.4 (p=0.0002)	19	+11.5 (p=0.0003)
	eGFR ≥ 60	41	+6.3 (p=0.0002)	40	+8.2 (p<0.0001)
	All	60	+7.9 (p< 0.0001)	59	+9.3 (p<0.0001)
Placebo (first 26 weeks) / TransCon PTH*	eGFR < 60	4	+0.05 (p=0.9877)	4	+11.7 (p=0.0018)
	eGFR ≥ 60	15	-2.4 (p=0.3280)	15	+6.5 (p=0.0199)
	All	19	-1.9 (p=0.3468)	19	+7.6 (p=0.0014)

eGFR (an assessment of kidney filtering capacity) was calculated by the trial’s central lab using the Modification of Diet in Renal Disease Study Group (“MDRD”) equation (Levey, Ann Intern Med 2006). *Patients in the placebo arm switched to TransCon PTH following the Week 26 visit. Among patients with baseline eGFR < 60 mL/min/1.73m2 (considered the threshold for impaired kidney function), approximately 50% were able to improve their eGFR to > 60 mL/min/1.73m2 with TransCon PTH therapy.

	eGFR < 60 at Baseline (n)	Number of Responders* (n, %) Week 26	Number of Responders* (n, %) Week 52
TransCon PTH / TransCon PTH	n=19	n=12	n=10
		63%	53%
Placebo (first 26 weeks) / TransCon PTH**	n=4	n=0	n=3
		0%	75%
Total PaTHway Trial	n=23	n=12	n=13
		52%	57%

eGFR based on central lab data using the MDRD Study Group formula.

* Responders defined as moving from eGFR < 60 to eGFR ≥ 60. Units in (mL/min/1.73m2).

** Patients in the placebo arm switched to TransCon PTH following the Week 26 visit.

In June 2023, we announced one-year (Week 52) data from the open-label extension (“OLE”) portion of the Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism. PaTHway is a Phase 3 trial of TransCon PTH with a placebo-controlled 26-week blinded portion and a 156-week OLE portion, designed to evaluate the long-term efficacy and safety of TransCon PTH as a potential hormone therapy for adult patients diagnosed with hypoparathyroidism. Of the 82 study participants dosed, 79 completed blinded treatment and entered the OLE, and 78 (59 TransCon PTH/TransCon PTH, 19 placebo/TransCon PTH) completed Week 52. The data showed that treatment with TransCon PTH resulted in sustained improvements through Week 52, as well as safety and tolerability similar to that reported for the initial 26-week blinded portion of the trial. As of December 31, 2023, 75 out of 79 patients continue in the OLE and have exceeded two years of follow-up in the PaTHway Trial.

In June 2023, we announced that we started enrollment for a Compassionate Use Program (“CUP”) in Germany for TransCon PTH (palopegteriparatide). The CUP was approved by Germany’s Federal Institute for Drugs & Medical Devices (Bundesinstitut für Arzneimittel & Medizinprodukte). Through the CUP, treating physicians can request TransCon PTH (palopegteriparatide) for eligible adult patients with hypoparathyroidism whose clinical condition, in the opinion of the treating physician, requires PTH treatment with palopegteriparatide, and who cannot be adequately treated with currently approved products or participate in a palopegteriparatide clinical trial. Following the German commercial launch of YORVIPATH in January 2024, the CUP will draw to a close.

On January 8, 2023, we announced topline data from PaTHway Japan, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH in adults with hypoparathyroidism. The study achieved its primary objective, with topline results consistent with our trials in North America and the EU. Twelve out of thirteen patients met the primary composite endpoint, which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of calcium supplements). In this trial, TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. As of December 31, 2023, 12 patients continue in the ongoing 3-year extension portion of the PaTHway Japan Trial.

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In December 2022, the FDA allowed us to initiate a U.S. expanded access program (“EAP”) for TransCon PTH for eligible adult patients with hypoparathyroidism with prior PTH treatment experience. This EAP is open for enrollment, allowing U.S. physicians to request access to investigational TransCon PTH for their eligible patients.

In September 2022, we announced new Week 110 data from the Phase 2 PaTH Forward Trial showing that long-term therapy with TransCon PTH provided a durable response in adult patients with hypoparathyroidism, as evidenced by maintenance of normal mean serum calcium levels and 93% of patients achieving independence from conventional therapy with active vitamin D and oral calcium. As of December 31, 2023, 57 out of the 59 patients continued in the OLE portion of the trial, where they receive an individualized maintenance dose of TransCon PTH. In addition, all 57 subjects have exceeded three years of follow-up in the PaTH Forward Trial. Two patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

In March 2022, we announced that top-line data from the randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism demonstrated statistically significant higher proportion of participants treated with TransCon PTH achieved the primary composite endpoint compared to placebo. The primary endpoint, defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (active vitamin D and >600 mg/day of oral calcium) with no increase in prescribed study drug within the 4 weeks prior to the Week 26 visit, was achieved by 78.7% of TransCon PTH-treated patients (48 of 61), compared to 4.8% for patients (1 of 21) in control group (p-value <0.0001). In addition, all key pre-specified secondary endpoints were met with statistical significance. TransCon PTH was generally well tolerated, with no discontinuations related to study drug. Three patients discontinued during the treatment period, two from the placebo arm and one from the TransCon PTH arm. TransCon PTH-treated patients showed a mean decrease in 24-hour urine calcium excretion into the normal range.

In April 2020, we announced top-line data from the four-week fixed dose, double-blinded portion of PaTH Forward, a global Phase 2 trial evaluating the safety, tolerability and efficacy of TransCon PTH in adult subjects with hypoparathyroidism. A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks using a ready-to-use prefilled pen injector planned for commercial presentation. All doses of TransCon PTH were well-tolerated, and no serious or severe treatment-related adverse events (“TEAEs”), were observed at any point. No treatment-emergent adverse events led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period.

In June 2018, we were granted Orphan Drug Designation (“ODD”) by the FDA, for TransCon PTH for the treatment of hypoparathyroidism. In October 2020, we were granted Orphan designation (“OD”) by the EC for TransCon PTH for the treatment of hypoparathyroidism. In July 2021, the Ministry of Health, Labour and Welfare granted ODD to TransCon PTH for the treatment of hypoparathyroidism.

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TransCon CNP

Market Opportunity in Achondroplasia

Achondroplasia is the most common genetic form of skeletal dysplasia leading to disproportionate short stature and is associated with a well-delineated range of clinical complications and manifestations, occurring in about one in 10,000 to 30,000 newborns or approximately 250,000 worldwide. Achondroplasia results in severe skeletal complications and comorbidities including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, chronic ear infections, and muscular complications. Patients often face multiple surgeries to alleviate its many complications. There is significant unmet need for treatments that ameliorate complications and improve quality of life in achondroplasia.

Achondroplasia is primarily caused by gain-of-function variants of the FGFR3 gene resulting in constitutive activation of FGFR3 that leads to an imbalance in the effects of the FGFR3 and C-type natriuretic peptide (“CNP”) signaling pathways. In achondroplasia, mutations in FGFR3 result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate, and dysfunction in the skeletal muscle. Preclinical and clinical data show that the CNP pathway helps to counteract the effects of the FGFR3 mutation downstream.

In November 2021, BioMarin Pharmaceutical Inc.’s VOXZOGO® (vosoritide) was approved by the FDA and is indicated to increase linear growth in pediatric patients with achondroplasia with open epiphyses. Other companies that are developing therapies for achondroplasia include QED Therapeutics (a BridgeBio company), Sanofi, Ribomic, Tyra Biosciences, and ProLynx.

Changing the Treatment Paradigm of Achondroplasia

Clinical manifestations of achondroplasia are associated with significant, potentially life-threatening complications and reduced quality of life. While achondroplasia has historically been considered a growth disorder, secondary manifestations beyond linear growth, including reduced muscle strength and stamina, suggest that achondroplasia is also a muscle disorder.

ACH-AE: Increased incidence of Achondroplasia-related Adverse Events.

HRQoL: Reduced Health-Related Quality of Life; Height; Reduced height. Muscle Strength/Stamina; Reduced muscular functionality, including reduced strength and stamina.

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Our Solution: TransCon CNP

TransCon CNP (navepegritide) is an investigational prodrug of CNP administered once weekly and designed to provide sustained release of active CNP supporting continuous exposure for the treatment of achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. Shorter-acting CNP and CNP analogs in development have resulted in high Cmax levels that may cause adverse cardiovascular events. We believe the therapeutically sustained release of TransCon CNP offers advantages that may mitigate this issue, leading to more constant CNP exposure at lower Cmax to correlate with better therapeutic outcomes.

Clinical Development of TransCon CNP for Achondroplasia

Our ongoing pivotal ApproaCH Trial, ACcomplisH trial, and our long-term extension trial AttaCH, are evaluating the safety and efficacy of TransCon CNP in children (aged 2 to eleven years) with achondroplasia.

In December 2023, we announced new analyses demonstrating benefits beyond linear growth from the blinded and ongoing OLE portions of ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial of TransCon CNP in children ages 2-10 years with achondroplasia. In the trial, all 57 patients have now completed one year of treatment with TransCon CNP at 100 µg/kg/week, the dose agreed with regulatory agencies for the active arm in our pivotal ApproaCH Trial.

We analyzed available data for patients who only received TransCon CNP at the 100 µg/kg/week dose in either blinded or OLE part and were treated for one year (n=19), compared to those administered placebo for one year (n=15). Results showed that these TransCon CNP-treated patients (data available for 9-16 patients) showed significant improvements in health-related quality of life and disease impacts compared to those receiving placebo (data available for 5-13 patients).

Assessments were performed with the SF-10 (a 10-item non-disease specific survey of a child’s functional health and well-being) and the Achondroplasia Child Experience Measure (“ACEM”) a condition-specific clinical outcome measure that assesses the impact of achondroplasia on a child’s health-related quality of life, with statistically significant improved outcome in TransCon CNP-treatment versus placebo for:

•	SF-10 Physical Summary (p=0.002, ages 5 years and older)

•	ACEM Daily Living Function (p=0.047)

•	ACEM Emotional Well-being (p=0.045)

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The 46 children switching from placebo or a lower dose of TransCon CNP to the 100 µg/kg/week dose in the OLE demonstrated improved growth after one year of treatment, similar to the growth benefits seen in the 11 children treated with 100 µg/kg/week in the one-year randomized, double-blind period of ACcomplisH.

During the fourth quarter of 2023, we filed a Clinical Trial Application for COACH, a Phase 2 open-label single-arm trial evaluating TransCon CNP and TransCon hGH in children with achondroplasia (age 2 to 11 years). The primary objective is to evaluate the treatment effect on linear growth and safety. Secondary objectives are to evaluate treatment effect on quality of life, radiological endpoints, physical functioning, and body composition. The trial plans to enroll approximately 18 patients (treatment naïve, n=18; prior treatment with TransCon CNP (100 mg/kg/week) for at least 1 year, n=6).

During the third quarter of 2023, we filed an IND amendment with the FDA to initiate reACHin, a Phase 2, multicenter, double-blind, randomized, placebo-controlled trial, designed to evaluate the safety, tolerability, and efficacy of 100 μg CNP/kg of TransCon CNP once-weekly for 52 weeks in infants with achondroplasia, aged 0 to < 2 years at the time of randomization.

In September 2023, we announced completion of enrollment in ApproaCH with a total of 84 subjects randomized. U.S. and EU regulatory agencies have endorsed ApproaCH, a global randomized, double-blind, placebo-controlled trial in children ages 2–11 years with achondroplasia, as a pivotal Phase 3 trial. The primary endpoint of the trial is annualized growth velocity at 52 weeks with additional endpoints analyzing achondroplasia-related co-morbidities and quality of life. Topline results from the ApproaCH trial are expected in the fourth quarter 2024.

In November 2022, we announced topline results from ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial evaluating the safety and efficacy of once-weekly TransCon CNP compared to placebo in children with achondroplasia aged two to ten years old.

The ACcomplisH Trial evaluated 57 children with achondroplasia aged 2 to 10 years old, randomized in a 3:1 ratio to receive either sequential ascending doses of once-weekly TransCon CNP (6 µg/kg/week, 20 µg/kg/week, 50 µg/kg/week, 100 µg/kg/week) or placebo for 52 weeks. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week (n=11) was superior to placebo (n=15) on the primary efficacy endpoint of annualized growth velocity (“AGV”) at 52 weeks (p=0.0218). All 57 randomized children completed the blinded portion of ACcomplisH and continued in the OLE portion of ACcomplisH at the 100 µg/kg/week dose. As of December 31, 2023, the first 25 patients completed the OLE portion of the ACcomplisH Trial and transitioned into the Phase 2 AttaCH Trial, a multicenter, long-term, open label extension and 24 continue treatment; 32 patients continue in OLE portion of ACcomplisH.

Additional highlights:

•	TransCon CNP demonstrated a consistent dose-dependent increase in AGV across the four dose groups.

•	Mean improvements in AGV for TransCon CNP-treated patients were consistent across age groups <5 years and >5 years, with dose response established.

•	TransCon CNP at 100 µg/kg/week improved change in achondroplasia-specific height SDS compared to placebo (p=0.0283).

•	TransCon CNP was generally well tolerated, with no discontinuations.

•	No serious adverse events (“SAEs”) related to treatment were reported; two unrelated SAEs were reported.

•	Injections were generally well tolerated with low frequency of injection site reactions (“ISRs”):

•	11 mild ISRs (in 8 patients) out of >2,000 injections.

•	Investigator-assessed achondroplasia-related AEs were less frequently reported among participants receiving TransCon CNP (31%; 13/42) compared with placebo (60%; 9/15).

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In 2019, we initiated the ACHieve Study, a five-year, multi-center natural history study designed to gain insight into the experiences of pediatric patients with achondroplasia. ACHieve is designed to evaluate growth velocity, body proportionality, and comorbidities over time in children with achondroplasia up to eight years old. No study medication will be administered in the ACHieve Study.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received OD from the EC for TransCon CNP for the treatment of achondroplasia.

TransCon Product Candidates—Oncology

Market Opportunity in Oncology

Efficacy of many cancer treatments remains suboptimal and the incidence of cancer continues to rise. Improved understanding of the cellular and molecular mechanisms involved in anti-tumor immune responses has fueled the rapid growth of immuno-oncology therapeutics. Immune checkpoint inhibitors, such as anti-PD-(L)1 and anti-CTLA-4 antibodies, have provided new therapeutic options for patients.

Despite recent advances, a high need for new treatment options remains for patients who do not respond or respond inadequately to current therapies. In addition to insufficient efficacy, many current treatments are limited by toxicities that result in dose reductions, treatment discontinuations, or long-term health risks to patients.

We believe that one approach to improving efficacy while limiting adverse events is to create long-acting product candidates using our sustained systemic release TransCon technology, allowing for more consistent circulating drug levels and potentially avoiding high peak concentrations that are often associated with toxicity.

Another approach is to target the drug activity into tumors via intratumoral injection using our sustained localized release TransCon hydrogel technology, aiming for high activity in the tumor microenvironment while limiting systemic adverse events. While one intratumoral treatment has been approved for the local treatment of recurrent melanoma, the overall success of intratumoral treatments has been limited to date. This is likely partly due to lack of prolonged intratumoral exposure of active drug levels, and resulting in the potential need for more frequent dosing.

Our Solution: TransCon Technologies for Oncology

We believe prolonging the therapeutic activity and targeting the drug activity to the relevant cell types and tissues have the potential to improve treatment outcomes. We believe TransCon is well-suited to improve cancer treatments given the large number of validated targets with known limitations. By applying our unique algorithm for product innovation to clinically validated targets and pathways, we believe TransCon has the potential to improve outcomes currently limited by suboptimal efficacy and systemic toxicity.

We believe TransCon technologies may have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity, which could offer the potential to treat more patients with new combination and multi-agent regimens that would not otherwise be feasible.

We are currently investigating two clinical-stage product candidates designed to activate the patient’s own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to improve the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

Similarly, with the potential to achieve sustained local release at predictable levels, we believe TransCon hydrogel product candidates may allow for improved efficacy and reduced dosing frequency of intratumorally administered therapies, potentially enabling treatments of multiple tumor types, including those that cannot be easily accessed for frequent injection.

Financial Statements	28

Development of TransCon Product Candidates in Oncology

Our TransCon product candidates in oncology are designed to provide sustained systemic or intratumoral administration, which we believe could provide potent and durable anti-tumor efficacy. Our nonclinical studies have shown sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration.

Two of our oncology product candidates, TransCon TLR7/8 Agonist and TransCon IL-2 b/g, are now in clinical development. In addition, we believe that a combination of TransCon TLR7/8 Agonist and TransCon IL-2 b/g may have the potential to produce greater anti-tumor activity than either candidate alone.

TransCon TLR7/8 Agonist for sustained localized release

TransCon TLR7/8 Agonist is an investigational long-acting prodrug, designed for sustained intratumoral release of resiquimod, a small molecule agonist of TLR 7 and 8. It is designed to provide sustained and potent activation of the innate immune system in the tumor and tumor draining lymph node for weeks following a single intratumoral injection and to have a low risk of systemic toxicity. The transcendIT-101 Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon TLR7/8 Agonist in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab, has completed dose escalation and is enrolling patients in four indication-specific cohorts where increased TLR7/8 activity has potential to improve innate and adaptive immune activation and host defense against cancers: head and neck squamous cell carcinoma (HNSCC), HPV-associated cancers, melanoma, and cutaneous squamous cell carcinoma (cSCC). Initial data from these cohorts are expected by the end of 2024.

In May 2023, we announced additional follow-up from the transcendIT-101 Trial indicating further clinical activity in patients receiving TransCon TLR7/8 Agonist as monotherapy or in combination with pembrolizumab. Enrollment continues in the Phase 2 portion of transcendIT-101 at the recommended Phase 2 dose (“RP2D”).

In November 2022, we announced new data (cutoff date of September 21, 2022) from the dose-escalation portion of transcendIT-101. All 23 of the patients enrolled in the dose escalation portion of the trial had advanced or metastatic solid tumors that had progressed on prior treatments, 9 in the monotherapy cohort (intratumoral TransCon TLR7/8 Agonist alone) and 14 in the combination therapy cohort (intratumoral TransCon TLR7/8 Agonist plus the check-point inhibitor pembrolizumab). Two dose levels were evaluated: 0.3 mg/lesion and 0.5 mg/lesion. The RP2D was declared at 0.5 mg/lesion for up to two lesions, which is being evaluated in four indication specific cohorts.

TransCon IL-2 b/g for sustained systemic release

TransCon IL-2 b/g is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates IL-2 b/g,, with minimal binding to IL-2Rα. The IL-Believe Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon IL-2 b/g in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab or standard of care chemotherapy, has completed dose escalation and is enrolling patients in multiple indication-specific dose expansion cohorts, including platinum-resistant ovarian cancer (PROC), cervical cancer, melanoma, non-small cell lung cancer (NSCLC), and small cell lung cancer (SCLC) at the RP2D. Initial data from these cohorts are expected by the end of 2024.

During the fourth quarter of 2023, the first patient was dosed with the combination of TransCon IL-2 b/g and TransCon TLR7/8 Agonist in the post PD-1 melanoma dose expansion cohort in the IL-Believe Trial.

In October 2023, we announced new and updated data from the ongoing IL-Believe Trial. Forty-six patients were enrolled into dose escalation cohorts: 25 to monotherapy and 21 to combination therapy. As of the August 15, 2023 data cutoff, anti-tumor clinical responses were observed with TransCon IL-2 b/g monotherapy (colorectal cancer with confirmed partial response (“PR”)) or in combination with pembrolizumab (small cell lung cancer, one with confirmed PR and one ongoing with unconfirmed complete response) in heavily pre-treated patients who previously progressed on checkpoint inhibitors. TransCon IL-2 b/g every three weeks was generally well-tolerated, with no meaningful effect on Tregs and eosinophils.

Financial Statements	29

In September 2023, we announced completion of Phase 1 dose escalation in combination with pembrolizumab of the IL-Believe Trial with a total of 21 patients enrolled and RP2D determined at 120 µg/kg IV every three weeks. Twenty-one patients were enrolled.

In May 2023, we announced completion of the Phase 1 monotherapy dose escalation of the IL-Believe Trial with RP2D determined at 120 µg/kg IV every three weeks with 25 heavily pre-treated patients enrolled and a median of four prior lines of systemic therapies.

Other Development Plans

To further evaluate safety and anti-tumor efficacy of TransCon TLR7/8 Agonist and TransCon IL-2 b/g, we are also evaluating these product candidates as neoadjuvant therapy in the ongoing randomized Phase 2 BelieveIT-201 trial in resectable locally advanced head and neck squamous cell carcinoma.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies with market-leading biopharmaceutical companies. These collaborations aim to make promising treatment options available to more patients and to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability, and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly owned product candidates in geographic markets outside our core focus areas of the United States and Europe.

In November 2023, we announced that we entered into an exclusive license agreement with Teijin Limited for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. Under the terms of the agreement with Teijin Limited, we received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million, transfer pricing and commercial milestones. In addition, we are eligible to receive royalties on net sales in Japan, of up to mid-20’s percent, varying by product.

Strategic Investments

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan (“Greater China”). In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. Following the Series B financing, we retained 43.93% of VISEN’s issued and outstanding shares.

In November 2023, VISEN announced topline results from the Phase 2 ACcomplisH China Trial in children with achondroplasia aged 2 to 10 years. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week was superior to placebo on the primary efficacy endpoint of AGV at 52 weeks (p=0.018).

In November 2022, VISEN announced data from its pivotal Phase 3 study of TransCon hGH in children with GHD in China. The trial achieved its primary endpoint; patients treated with TransCon hGH demonstrated greater annualized height velocity at 52-weeks (p=0.0010) compared to patients treated with daily growth hormone with comparable safety and tolerability to daily growth hormone.

In June 2022, VISEN announced it had completed enrollment of the Phase 3 PaTHway China Trial of TransCon PTH.

Financial Statements	30

Market Opportunity in China

China is the second largest pharmaceutical market in the world after the United States and represents one of the fastest growing pharmaceutical markets worldwide. In recent years, the Chinese government has initiated a number of regulatory reforms that are expected to accelerate drug development, as well as drive growth and demand for new therapeutics in China. In addition to joining an international organization that standardizes regulations for clinical development, the National Medical Products Administration has introduced initiatives such as fast track review for drugs for unmet medical needs and adopted new rules that streamline the drug approval process in China for global companies.

The purpose of our investment in VISEN is to support our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China.

Rights Agreements

Under the Rights Agreements, VISEN must use diligent efforts to develop and commercialize licensed products in Greater China. Additionally, we and VISEN will conduct certain research and development activities allocated to the respective party under a research and technical development plan, and VISEN will reimburse us for costs of conducting such activities, including costs of our personnel committed to performing such activities in Greater China.

We entered into a clinical supply agreement with VISEN in 2018 to provide product supply for use in conducting clinical trials in Greater China. Additionally, during 2023, we entered into a commercial supply agreement governing commercial supply of licensed product (TransCon hGH) to VISEN on the terms and conditions set forth in the Rights Agreements.

Under the Rights Agreements, we agreed not to research, develop, or commercialize competing products in Greater China, and VISEN agreed not to grant certain rights under its interest in any inventions or intellectual property arising out of the activities conducted under the Rights Agreements to third-parties, in each case, under the terms and conditions specified in the Rights Agreements. We will have the right to exploit inventions and intellectual property arising out of the activities conducted under the Rights Agreements outside of Greater China. Additionally, we granted VISEN a right of first negotiation to develop and commercialize certain of our endocrinology products in Greater China.

The Rights Agreements continue in effect for as long as a valid claim of a licensed patent exists in Greater China. VISEN may terminate a Rights Agreement for convenience, for uncured material breach by us of a Rights Agreement and for our bankruptcy or insolvency-related events. We may terminate a Rights Agreement for certain specified material breaches thereof by VISEN, in the event VISEN undergoes a change of control in favor of a competitor, if VISEN challenges the validity of any of the licensed patents and for VISEN’s bankruptcy or insolvency-related events.

Amended and Restated Shareholders Agreement

In connection with the Company’s investment in VISEN, on January 8, 2021, the Company entered into an Amended and Restated Shareholders Agreement (the “Amended Shareholders Agreement”), amending and restating the Shareholders Agreement dated November 7, 2018, between the Company and the parties set forth therein (the “Shareholders Agreement”). In addition to rights previously granted under the Shareholders Agreement, under the Amended Shareholders Agreement, the Company has the right to designate two individuals for election to the board of directors of VISEN, which individuals are initially Jan Møller Mikkelsen and Michael Wolff Jensen. In addition, VISEN has agreed that certain specified events (including certain liquidation events) shall require the approval of (i) shareholders of VISEN holding at least 50% of VISEN’s Series B preferred shares, (ii) shareholders of VISEN holding at least 60% of VISEN’s Series A preferred shares and/or (iii) certain members of VISEN’s board of directors. The Amended Shareholders Agreement can be terminated by written agreement among the holders of at least 60% of VISEN’s Series A preferred shares and at least 50% of VISEN’s Series B preferred shares.

Financial Statements	31

Eyconis

In January 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we will be eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. Eyconis will initially be based in Redwood City, California, and certain employees of Ascendis are expected to join the newly formed company.

Financial Review

We had a consolidated net loss of €481.4 million for the year ended December 31, 2023 compared to a consolidated net loss of €583.2 million for the year ended December 31, 2022. Our total equity presented a negative balance of €145.7 million as of December 31, 2023, compared to a positive balance of €263.3 million as of December 31, 2022. Further details about our results of operations are described in the following sections.

All employees in Denmark (domicile country) are employed by the Parent Company, and accordingly, neither of the Danish subsidiaries have employees. Furthermore, all external, project related expenses, as well as site costs incurred by foreign subsidiaries are being financed by the Parent Company. All direct related project expenses are invoiced to subsidiaries that holds the license rights for the product candidates. In addition, the Parent Company provides services to subsidiaries, which are disclosed as revenue in the Parent Company’s separate financial statements. All intergroup transactions are made on an arms-length basis and eliminated in the consolidated financial statements.

Accordingly, operating results in the Parent Company highly depend on project related activities in the Group.

Revenue from commercial product sales and clinical trial supply is recognized when the customer has obtained control of the goods and it is probable that we will collect the consideration to which we are entitled for transferring the goods. Control is transferred upon delivery. Service fees are recognized as revenue when the services have been performed. License agreements, which transfer rights to our intellectual property (“IP”) with significant stand-alone value are classified as “right-to-use”, with revenue recognized at the point in time when the customer can use and benefit from the IP.

Our operating expenses relate to research and development activities and to selling, general and administration activities. Research and development costs (“R&D costs”) consist primarily of product development and pre-commercial manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining our intellectual property portfolio, and depreciation of non-current assets used in research and development activities. Selling, general and administrative expenses (“SG&A expenses”) comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling, general and administrative activities, and pre-commercial and commercial activities.

A material portion of our operating expenses are denominated in other currencies than the Euro, which expose our operating expenses to volatility. The cost increase for the year ended December 31, 2023 compared to the year ended December 31, 2022, also reflects the impact from foreign currency development, primarily with respect to the U.S. Dollar. We do not enter into derivative financial instruments to manage our exposure to foreign exchange risks.

Main effects on the consolidated profit or loss, and cash flows are described in the following sections.

Financial Statements	32

Revenue

Revenue for the year ended December 31, 2023 was €266.7 million, representing an increase of €215.5 million compared to the year ended December 31, 2022. This increase was primarily attributable to the higher commercial sales of SKYTROFA, higher revenue from rendering of services, as well as the $70 million upfront payment received from our exclusive license agreement with Teijin Limited.

Cost of Sales

Cost of sales for the year ended December 31, 2023 was €44.4 million, representing an increase of €32.3 million compared to the year ended December 31, 2022. This increase was primarily attributable to an increase in commercial products sold but also attributable to a higher level of rendering services.

Research and Development Costs

The development of R&D costs reflects the advancement of our pipeline of endocrinology and oncology, where we have multiple prodrug therapies in development, as well as ophthalmology.

R&D costs for the year ended December 31, 2023 was €413.5 million representing an increase of €33.8 million compared to the year ended December 31, 2022. This increase was primarily due to a €26.7 million increase in external project costs within our oncology programs, TransCon IL-2 b/g and TransCon TLR7/8 Agonist, primarily driven by a general increase in development activities and scale-up and transfer activities, as well as higher clinical trial costs. External project costs related to TransCon CNP increased by €16.5 million due to new clinical trial start-ups in 2023. External project costs related to TransCon hGH decreased by €34.5 million primarily driven by lower manufacturing costs and lower clinical trial activities, and external project costs related to TransCon PTH of €40.6 million were in line with the prior year. External project costs within ophthalmology increased by €13.6 million, driven by continued product development activities. Other research and development costs increased by €12.5 million, primarily reflecting a general increase in employee and other costs attributable to organizational growth, and also reflecting an impairment charge on leasehold improvements and equipment at one of our R&D sites, following change in planned activities.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2023 was €264.4 million representing an increase of €43.2 million compared to the year ended December 31, 2022. This increase was primarily due to higher external commercial expenses related to SKYTROFA in the U.S., pre-launch activities for SKYTROFA outside the U.S., global pre-launch activities for TransCon PTH, higher employee related expenses and other general and administrative expenses attributable to organizational growth.

Finance Income and Finance Expenses

Finance income and finance expenses are affected by development in the U.S. Dollar compared to the Euro, primarily driven by conversion of monetary positions in U.S. Dollar into Euro, including marketable securities, cash and cash equivalents, receivables and payables, convertible notes and royalty funding liabilities. Finance expenses are significantly affected by convertible notes and royalty funding liabilities in the form of interest and amortization charges. In addition, the conversion option embedded in the convertible notes is recognized and measured at fair value, where a non-cash fair value adjustment was recognized through finance income in the year ended December 31, 2023. Similarly, subsequent reporting periods may result in significant non-cash finance income or expenses. For further details, please refer to Note 16, “Financial Assets and Financial Liabilities”.

Finance income for the year ended December 31, 2023 was €43.9 million representing a decrease of €8.3 million compared to the year ended December 31, 2022. This decrease was primarily due to €32.4 million lower exchange rate gains, partly offset by €14.7 million gain on derivative liabilities compared to no gain on derivative liabilities in 2022 and €9.4 million higher interest income from marketable securities and bank deposits.

Financial Statements	33

Finance expenses for the year ended December 31, 2023 was €44.1 million representing a decrease of €6.4 million compared to the year ended December 31, 2022. This decrease was primarily due to a gain on derivative liabilities in 2023 compared to a €15.5 million loss on derivative liabilities in 2022, partly offset by €13.4 million higher amortization charges and interest on convertible notes and royalty funding liabilities, and €4.3 million lower transaction costs attributable to the convertible notes financing.

Cash Flows from / (used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2023 was €467.4 million, representing a decrease of €28.3 million compared to the year ended December 31, 2022. This decrease was primarily attributable to a €117.7 million lower net loss for the year when adjusted for non-operating financial income and expense, taxes, and non-cash items. Working capital items contributed negatively to operating cash flows by €99.8 million compared to €12.5 million in 2022, primarily driven by increased commercial activities. In addition, change in operating cash flow was negatively impacted by higher interest payments of €6.4 million, primarily related to convertible notes, and €4.5 million higher income taxes paid, partly offset by €8.8 million higher finance income received.

Cash Flows from / (used in) Investing Activities

Cash flows from investing activities for the year ended December 31, 2023 was €286.5 million, compared to €61.7 million for the year ended December 31, 2022, representing an increase of €224.7 million in cash flows from investing activities. This increase was primarily attributable to €222.2 million higher net settlement of marketable securities in line with our liquidity management strategy, and €2.4 million lower investment in property, plant and equipment.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2023, was €134.3 million, representing a decrease of €262.5 million compared to the year ended December 31, 2022. This decrease was primarily related to €367.0 million lower net proceeds received under the royalty financing in 2023, compared to the convertible notes financing in 2022, where we also used €105.3 million to repurchase our ADSs.

Liquidity and Capital Resources

Our liquidity and capital resources comprise cash, cash equivalents and marketable securities. As of December 31, 2023, these amounted to €399.4 million.

Our expenditures primarily relate to research and development activities and selling, general and administrative activities to support our business, including our continued development of therapeutic areas within endocrinology and oncology, the commercialization of SKYTROFA and YORVIPATH, and expenses made in anticipation of potential future product launches. We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of financial assets including marketable securities, with cash-forecasts including payment profiles on liabilities. We monitor the risk of a shortage of funds through a liquidity planning tool to ensure sufficient funds are available to settle liabilities as they become due.

As of December 31, 2023, the consolidated statements of financial position presented a negative balance of equity of €145.7 million. Under Danish corporate law, as Ascendis Pharma A/S, the parent company of the Company holds a positive balance of equity, the Company is currently not subject to legal or regulatory requirements to re-establish the balance of equity. There is no direct impact from the negative balance of equity to the liquidity and capital resources.

Based on our current operating plan, we believe that our existing capital resources as of December 31, 2023 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Financial Statements	34

Historically, we have funded our operations primarily through issuance of preference shares, ordinary shares, including our initial public offering, follow-on offerings and exercise of warrants, convertible debt securities, and payments to us made under collaboration agreements. Including our initial public offering, since February 2015, we have completed public offerings of American Depositary Shares (“ADSs”) with net proceeds of $2,256.6 million (or €1,968.4 million at the time of the offerings).

In March 2022, we issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The coupon interest is payable semi-annually. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028. Refer to Note 16, “Financial Assets and Liabilities” for further information. We used $116.7 million (€105.3 million) of the net proceeds from the offering in March 2022 to repurchase 1,000,000 ADSs representing our ordinary shares. The holding of treasury shares is disclosed in Note 17, “Financial Risk Management”.

In September 2023, we entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Agreement”) with Royalty Pharma Development Funding, LLC (“Royalty Pharma”). Under the terms of the Royalty Pharma Agreement, in exchange for Royalty Pharma’s payment of a cash purchase price of $150.0 million at closing (the “Purchase Price”), we have agreed to sell Royalty Pharma the right to receive payment of 9.15% of U.S. net sales of SKYTROFA, beginning on January 1, 2025 (the “Revenue Interest Payments”). The Revenue Interest Payments to Royalty Pharma will cease upon reaching a multiple of 1.925 times the Purchase Price, or 1.65 times the Purchase Price if Royalty Pharma receives Revenue Interest Payments in that amount by December 31, 2031. The Royalty Pharma Agreement includes a buy-out option under various terms and conditions. Obligations under the Royalty Pharma Agreement are presented as part of borrowings in the consolidated statements of financial position. Further details are provided in Note 16, “Financial Assets and Liabilities”.

As of December 31, 2023, our cash requirements primarily relate to the following:

•	Semi-annual interest payments and potential repayment (April 1, 2028) of principal amount of convertible notes;

•	Payment of 9.15% on net U.S. SKYTROFA revenue to Royalty Pharma, beginning in the second quarter of 2025;

•	Lease obligations related to our office and research and development facilities;

•	Purchase obligations under our commercial supply agreements and related activities; and

•	Research and development activities related to clinical trials for our product candidates in clinical development.

Uncertainty Relating to Recognition and Measurement

When preparing the annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgements and estimates which form the basis for the annual report. The accounting judgements and estimates made by Management are described in Note 3, “Significant Accounting Judgements and Estimates”.

Risk Management

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platform. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Statements	35

Financial Risks

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk. Financial risk management is further described in Note 17, “Financial Risk Management”.

Intellectual Capital Resources

The Company is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Company’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

The skills, knowledge, experience and motivation of the Company’s employees are essential to the continued development and success of the Company. The employees of the Company are highly educated, and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Company’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Corporate Responsibility

Ascendis Pharma A/S has established a framework of corporate policies and rules which governs compliance by the Company, its employees and business partners with laws and regulations and with the Ascendis Pharma Code of Business Conduct & Ethics.

The Ascendis Pharma A/S Sustainability & P|ESG Report 2023 defines our compliance with Section 99a (CSR) and Section 99d (Data ethics) of the Danish Financial Statements Act.

Find more detailed information in the Ascendis Pharma Corporate Responsibility Report 2023 at: https://investors.ascendispharma.com/financial-and-filings/annual-general-meetings/sustainability-and-p-esg-report-2023

Diversity (§99b requirements)

The overall gender diversity in leadership positions at Ascendis Pharma meets the Danish gender diversity requirements, and we have therefore not set targets.

In line with our Gender policy, when defining equal representation, Ascendis Pharma strives for an equal representation of gender, with an acceptable range of 40/60 split to either gender in compliance with the guidelines issued by the Danish Business Authority. The distribution is monitored continuously with a formal bi-annual evaluation, so that new initiatives can be discussed and initiated if necessary.

Focus on diversity is embedded in all people processes including - but not limited to - recruiting, people development, leadership development, and succession planning.

Gender Distribution	2023
	Total	M	F
Board of Directors (excluding Executive Officers)	5	60%	40%
Other Management Levels	31	48%	52%

Financial Statements	36

Events after the Balance Sheet Date

On January 29, 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

The Company has granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, the Company will be eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. Eyconis will initially be based in Redwood City, California, and certain employees of the Company are expected to join the newly formed company.

No other events have occurred after the reporting date that would influence the evaluation of these financial statements.

Outlook

We have limited revenue from commercial product sales of SKYTROFA in the U.S. and the EU. We are yet to commercially launch YORVIPATH in the EU outside of Germany and Austria. Our ability to generate revenue will continue to depend significantly on our ability to successfully commercialize SKYTROFA in the U.S., to successfully launch and commercialize SKYTROFA and YORVIPATH in the EU, and to successfully launch and commercialize TransCon PTH in the U.S., if approved. We will continue to expend substantial resources for the foreseeable future, including costs associated with research and development and commercialization activities.

We expect full year 2024 SKYTROFA revenue to be €320 million to €340 million (based on average 2023 exchange rates) and we expect total operating expenses (SG&A and R&D) of approximately €600 million for 2024.

Based on our current operating plan, we believe that our existing capital resources as of December 31, 2023 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. We expect to be operating cashflow break-even on a quarterly basis by the end of 2024.

Financial Statements	37

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Group		Parent
(EUR’000)	Notes	2023	2022	2023	2022
Statement of Profit or Loss
Revenue	4	266,718	51,174	302,712	105,373
Cost of sales	6,11	44,395	12,137	51,942	13,861

Gross profit		222,323	39,037	250,770	91,512
Research and development costs	6,11	413,454	379,624	75,026	135,291
Selling, general and administrative expenses	6,11	264,410	221,227	178,935	134,169

Operating profit/(loss)		(455,541)	(561,814)	(3,191)	(177,948)
Share of profit/(loss) of associate	12	(18,395)	(17,697)	—	—
Finance income	16	43,857	52,181	77,624	82,238
Finance expenses	16	44,065	50,487	34,714	47,369

Profit/(loss) before tax		(474,144)	(577,817)	39,719	(143,079)
Tax on profit/(loss) for the year	9	(7,303)	(5,377)	(3)	178

Net profit/(loss) for the year		(481,447)	(583,194)	39,716	(142,901)

Attributable to owners of the Company		(481,447)	(583,194)	39,716	(142,901)

Basic and diluted earnings/(loss) per share		€(8.55)	€(10.40)	—	—
Number of shares used for calculation (basic and diluted) (1)		56,287,060	56,071,793	—	—

Statement of Comprehensive Income
Net profit/(loss) for the year		(481,447)	(583,194)	39,716	(142,901)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(2,731)	(327)	—	—

Other comprehensive income/(loss) for the year, net of tax		(2,731)	(327)	—	—

Total comprehensive income/(loss) for the year, net of tax		(484,178)	(583,521)	39,716	(142,901)

Attributable to owners of the Company		(484,178)	(583,521)	39,716	(142,901)

(1)

A total of 6,523,784 warrants outstanding as of December 31, 2023 (a total of 6,864,011 warrants outstanding as of December 31, 2022) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, 575,000 convertible senior notes which were issued in March 2022 can potentially be converted into 3,456,785 ordinary shares, and can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for 2022 and 2023.

Financial Statements	38

Statements of Financial Position as of December 31

	Notes	Group		Parent
(EUR’000)		2023	2022	2023	2022
Assets
Non-current assets
Intangible assets	5, 10	4,419	4,828	889	1,333
Property, plant and equipment	5, 11	110,634	129,095	28,414	25,344
Investment in associate	12	5,686	22,932	—	—
Investment in group enterprises	19	—	—	146,267	122,759
Receivables from group enterprises	16	—	—	1,759,806	1,372,347
Other receivables	16	2,127	1,920	1,425	1,303
Marketable securities	16, 17	—	7,492	—	7,492

		122,866	166,267	1,936,801	1,530,578

Current assets
Inventories	13	208,931	130,673	208,931	130,673
Trade receivables	16	35,874	11,910	—	281
Income tax receivables		802	883	739	740
Other receivables	16	19,097	12,833	18,414	10,949
Prepayments		38,578	31,717	35,916	27,261
Marketable securities	16, 17	7,275	290,688	7,275	290,688
Cash and cash equivalents	16	392,164	444,767	263,909	407,184

		702,721	923,471	535,184	867,776

Total assets		825,587	1,089,738	2,471,985	2,398,354

Equity and liabilities
Equity
Share capital	17	7,749	7,675	7,749	7,675
Distributable equity		(153,446)	255,673	1,793,109	1,678,334

Total equity		(145,697)	263,348	1,800,858	1,686,009

Non-current liabilities
Borrowings	16, 17	534,246	387,556	395,869	387,555
Lease liabilities		84,619	95,400	12,011	13,362
Derivative liabilities	16	143,296	157,950	143,296	157,950
Contract liabilities	14	5,949	14,213	—	—
Deferred tax liabilities	9	5,830	—	—	—

		773,940	655,119	551,176	558,867

Current liabilities
Borrowings	16, 17	11,226	11,630	11,226	11,631
Lease liabilities		14,174	13,791	3,176	2,950
Contract liabilities	14	1,184	—	—	—
Trade payables and accrued expenses	16, 17	94,566	101,032	85,784	95,174
Payables to group enterprises	16, 17	—	—	—	6,558
Other liabilities		41,176	31,989	19,765	37,165
Income tax payables		2,299	5,490	—	—
Provisions	15	32,719	7,339	—	—

		197,344	171,271	119,951	153,478

Total liabilities		971,284	826,390	671,127	712,345

Total equity and liabilities		825,587	1,089,738	2,471,985	2,398,354

Financial Statements	39

Statements of Changes in Equity - Group

	Group
		Distributable Equity
(EUR’000)	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Equity at January 1, 2022	7,646	2,107,739	(21)	3,779	(1,235,508)	883,635

Net profit / (loss) for the period	—	—	—	—	(583,194)	(583,194)
Other comprehensive income/(loss), net of tax	—	—	—	(327)	—	(327)

Total comprehensive income/(loss)	—	—	—	(327)	(583,194)	(583,521)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	64,180	64,180
Acquisition of treasury shares	—	—	(134)	—	(105,965)	(106,099)
Transfer under stock incentive programs	—	—	6	—	(6)	—
Capital increase	29	5,124	—	—	—	5,153

Equity at December 31, 2022	7,675	2,112,863	(149)	3,452	(1,860,493)	263,348

Net profit / (loss) for the period	—	—	—	—	(481,447)	(481,447)
Other comprehensive income/(loss), net of tax	—	—	—	(2,731)	—	(2,731)

Total comprehensive income/(loss)	—	—	—	(2,731)	(481,447)	(484,178)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,660	66,660
Acquisition of treasury shares	—	—	—	—	—	—
Transfer under stock incentive programs	—	—	3	—	(3)	—
Net settlement under stock incentive programs	—	—	—	—	(1,812)	(1,812)
Capital Increase	74	10,211	—	—	—	10,285

Equity at December 31, 2023	7,749	2,123,074	(146)	721	(2,277,095)	(145,697)

Financial Statements	40

Statements of Changes in Equity - Parent

	Parent
		Distributable Equity
(EUR’000)	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Equity at January 1, 2022	7,646	2,107,739	(21)	(53)	(249,635)	1,865,676

Net profit / (loss) for the period	—	—	—	—	(142,901)	(142,901)
Total comprehensive income/(loss)	—	—	—	—	(142,901)	(142,901)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	64,180	64,180
Acquisition of treasury shares	—	—	(134)	—	(105,965)	(106,099)
Capital increase	29	5,124	—	—	—	5,153
Transfer under stock incentive programs	—	—	6	—	(6)	—
Cost of capital increase	—	—	—	—	—	—

Equity at December 31, 2022	7,675	2,112,863	(149)	(53)	(434,327)	1,686,009

Net profit / (loss) for the period	—	—	—	—	39,716	39,716
Total comprehensive income/(loss)	—	—	—	—	39,716	39,716

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,660	66,660
Acquisition of treasury shares	—	—	3	—	(3)	—
Net settlement under stock incentive programs	—	—	—	—	(1,812)	(1,812)
Capital Increase	74	10,211	—	—	—	10,285

Equity at December 31, 2023	7,749	2,123,074	(146)	(53)	(329,766)	1,800,858

Financial Statements	41

Cash Flow Statements for the Year Ended December 31

		Group		Parent
(EUR’000)	Notes	2023	2022	2023	2022
Operating activities
Net profit/(loss) for the year		(481,447)	(583,194)	39,716	(142,901)
Reversal of finance income		(43,857)	(52,181)	(77,624)	(82,238)
Reversal of finance expenses		44,065	50,487	34,714	47,369
Reversal of gain and loss on disposal of property, plant and equipment		5	22	—	—
Reversal of income taxes (expenses)		7,303	5,377	3	(178)
Adjustments for non-cash items:
Non-cash consideration regarding revenue		(2,354)	(2,547)	—	—
Share of profit/(loss) of associate		18,395	17,697	—	—
Share-based payment		66,660	64,180	43,259	40,351
Depreciation		18,428	17,514	4,267	3,507
Impairment		7,834	—	—	—
Amortization		483	444	444	444
Changes in working capital:
Inventories		(78,258)	(55,268)	(78,258)	(59,180)
Receivables		(32,773)	(11,531)	(8,130)	(2,152)
Receivables from group enterprises		—	—	(350,885)	(336,518)
Prepayments		(11,413)	(6,409)	(13,158)	(4,014)
Contract liabilities (deferred income)		(7,080)	8,648	—	(2,633)
Trade payables, accrued expenses and other payables		3,551	45,943	(26,791)	51,168
Payables to group enterprises		—	—	(6,558)	(23,285)
Increase/ (decrease) in provisions		26,187	6,145	—	—

Cash flows generated from/(used in) operations		(464,271)	(494,673)	(439,001)	(510,260)
Finance income received		17,048	8,271	15,283	7,946
Finance expenses paid		(15,672)	(9,294)	(12,489)	(8,072)
Income taxes received/ (paid)		(4,466)	(3)	738	740

Cash flows from/(used in) operating activities		(467,361)	(495,699)	(435,469)	(509,646)

Investing activities
Investment in group enterprises		—	—	(107)	(25)
Proceeds from disposal of property, plant and equipment		51	—	—	—
Acquisition of property, plant and equipment		(2,442)	(14,489)	(1,230)	(3,903)
Reimbursement from acquisition of property, plant and equipment		—	9,535	—	—
Purchase of marketable securities		—	(213,842)	—	(213,842)
Settlement of marketable securities		288,865	280,528	288,865	280,528

Cash flows from/(used in) investing activities		286,474	61,732	287,528	62,758

Financing activities
Payment of principal portion of lease liabilities		(10,438)	(6,356)	(2,714)	(2,455)
Net proceeds from borrowings	16	136,256	503,281	—	503,281
Proceeds from exercise of warrants		10,286	5,153	10,286	5,153
Acquisitions of treasury shares, net of transactions costs		—	(105,305)	—	(105,305)
Payment of withholding taxes under stock incentive programs		(1,812)	—	(1,812)	—

Cash flows from/(used in) financing activities		134,292	396,773	5,760	400,674

Increase/(decrease) in cash and cash equivalents		(46,595)	(37,194)	(142,181)	(46,214)

Cash and cash equivalents at January 1		444,767	446,267	407,184	415,363
Effect of exchange rate changes on balances held in foreign currencies		(6,008)	35,694	(1,094)	38,035

Cash and cash equivalents at December 31		392,164	444,767	263,909	407,184

Cash and cash equivalents include
Bank deposits		392,164	427,810	263,909	390,227
Short-term marketable securities		—	16,957	—	16,957

Cash and cash equivalents at December 31		392,164	444,767	263,909	407,184

Financial Statements	42

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated, biopharma company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering (“IPO”), which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these financial statements on February 7, 2024. The financial statements can be obtained from https://datacvr.virk.dk/

Note 2 – Summary of Significant Accounting Policies

Basis of Preparation

The financial statements, which include the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S, are prepared in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the financial statements are described in detail below and are applied for all entities. Significant accounting judgements and sources of estimation uncertainties used when exercising the accounting policies are described in Note 3 “Significant Accounting Judgements and Estimates”.

These financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

Several amendments to and interpretations of IFRS applied for the first time in 2023, have not had an impact on the accounting policies applied by the Company. Thus, the accounting policies applied when preparing these financial statements have been applied consistently to all the periods presented.

Change to Presentation of Borrowings

At December 31, 2022, lease liabilities were presented as part of borrowings in the statements of financial position. At December 31, 2022, the carrying amount of lease liabilities was €95.4 million (Parent company: €13.4 million) and €13.8 million (Parent company: €3.0 million), for non-current liabilities and current liabilities, respectively.

In connection with entering into additional borrowing activities in September 2023, lease liabilities are presented separately in the statements of financial position. Comparative figures have been reclassified to reflect the change in presentation. Accordingly, borrowings comprise convertible senior notes and royalty funding liabilities.

The change to presentation had no other impact on the financial statements.

Financial Statements	43

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 20, “Investment in Group Enterprises”.

Consolidation Principles

Subsidiaries, which are enterprises the Company control at the reporting date, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases.

Control over an enterprise is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise;

•	The Company’s voting rights and potential voting rights; and

•	Rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.

Subsidiaries apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Investment in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associate is accounted for using the equity method and is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax of the associate after any adjustments made to bring the associate’s accounting policies in line with those of the Company. Transactions between the associate and the Company are eliminated proportionally according to the Company’s interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate.

On each reporting date, the Company determines whether there are indications that the investment is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying amount. Any impairment loss is recognized in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the consolidated financial statements are measured using the functional currency of each group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The financial statements are presented in Euros (“EUR”), which is also the functional currency of the parent company.

Financial Statements	44

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date. Monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or the associate present their financial statements in a functional currency other than EUR, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Revenue

Revenue from Commercial Sale of Products

Revenue is recognized when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery.

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions including prompt pay discounts, shelf stock adjustments and applicable sales rebates attributed to various commercial arrangements, managed healthcare organizations, government programs and co-pay arrangements. In addition, goods are principally sold on a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

Unsettled sales rebates and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and rebates that are payable to customers are offset in trade receivables.

Other Revenue

Other revenue relates to collaboration and license agreements. In addition, other revenue is generated from feasibility studies for potential partners to evaluate if TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that the Company performs.

Financial Statements	45

When contracts with customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

•

the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

Under collaboration, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, those goods or services are combined with other promised goods or services until a bundle of goods or services that is distinct is identified.

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Under license agreements, the transaction price may include up-front payments, royalty and milestone payments. Sales-based royalty and sales-based milestone income promised in exchange for a license of intellectual property is recognized as revenue at the later of the occurrence of subsequent sale or satisfaction of the performance obligation to which some of the royalty has been allocated. Milestone income related to regulatory activities is included in the transaction price at the point in time that it is highly probable that the applicable criteria are met.

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services is transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts. License agreements, which transfer rights to the Company’s intellectual property (“IP”), are classified as “right-to-access”, with revenue recognized over time, or as “right-to-use” with revenue recognized at a point in time.

Research and Development Costs

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets used in research and development activities.

Research costs are incurred at the early stages of the drug development cycle from the initial drug discovery and include a variety of preclinical research activities in order to assess potential drug candidates in non-human subjects, prior to filing an Investigational New Drug Application (“IND”), or equivalent. Research costs are recognized in the statement of profit or loss when incurred.

Development activities relate to activities following an IND, or equivalent, and typically involve a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings, prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administered in a small group of humans), and further into Phase II and III, which include administration of drugs in larger patient groups. Following, and depending on clinical trial results, a Biologic License Application (“BLA”) or New Drug Application (“NDA”) may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the products. Long-term extension trials may be ongoing following submission of a BLA or NDA.

Development costs also include product development and pre-commercial manufacturing costs related to development product candidates, and write-downs of inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories).

Due to the risk related to the development of pharmaceutical products, the Company cannot estimate the future economic benefits associated with individual development activities with sufficient certainty until the

Financial Statements	46

development activities have been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss when incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling, general and administrative activities, including pre-commercial activities. Selling, general and administrative expenses are recognized in the statement of profit or loss when incurred.

Share-based Incentive Programs

Share-based incentive programs comprise warrant programs, Restricted Stock Unit programs (“RSU-programs”) and Performance Stock Unit Programs (“PSU-programs”). which are classified as equity-settled share-based payment transactions.

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes valuation model. For RSU-programs and PSU-programs, the fair value of each RSU or PSU granted is equal to the closing share price on the date of grant of the underlying ADS. Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7 “Share-based Payment”.

The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled (i.e., the vesting period). The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on the best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled other than upon forfeiture when vesting conditions are not satisfied, the grant is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.

Where the terms and conditions for an equity-settled grant are modified, the services measured at the grant date fair value over the vesting period are recognized, subject to performance and/or service conditions that were specified at the initial grant date(s). Additionally, at the date of modification, unvested grants are re-measured and any increase in the total fair value is recognized over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

The Parent Company, together with its subsidiaries have entered into group share-based payment arrangements. The Parent Company incurs share-based payment transactions, whereas subsidiaries receive the services, and the Parent Company incur an obligation to settle the transaction with the subsidiaries. While the obligations are settled in the Parent Company’s own equity instruments, group share-based payments are in the Parent Company’s separate financial statements recognized as cost of investment in subsidiaries with a corresponding increase in equity over the vesting period.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies, fair value remeasurement gains and losses on derivative liabilities, and remeasurement gains and losses on royalty funding liabilities.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount), of such asset or liability.

Financial Statements	47

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the statement of profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the statement of financial position, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the reporting date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. In addition, taxable profit or loss excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in subsidiaries and/or associates, unless the Company is able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the statement of financial position at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity has a legally enforceable right to offset, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction. Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income. On every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

Intangible Assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Financial Statements	48

Software

Software assets comprise administrative applications and serve general purposes to support the Company’s operations.

Development costs that are directly attributable to the design, customization, implementation, and testing of identifiable and unique software assets controlled by the Company are recognized as intangible assets from the time that; (1) the software asset is clearly defined and identifiable; (2) technological feasibility, adequate resources to complete, and an internal use of the software asset can be demonstrated; (3) the expenditure attributable to the software asset can be measured reliably; and (4) the Company has the intention to use the software asset internally. The Company does not capitalize software with no alternative use, or where economic benefit depends on marketing approvals of drug candidates and where marketing approvals have not been obtained.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. Expenditures that do not meet the criteria above are recognized as an expense as incurred.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Property, Plant and Equipment

Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs. Property, plant and equipment also includes right-of-use assets. Please refer to the section “Leases”.

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to the Company and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the statement of profit or loss during the financial periods in which they are incurred.

Plant and equipment acquired for research and development activities with alternative use, which is expected to be used for more than one year, is capitalized and depreciated over the estimated useful life as research and development costs. Plant and equipment acquired for research and development activities, which has no alternative use, is recognized as research and development costs when incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. Cost of a combined asset is divided into smaller components, with such significant components depreciated individually if their useful lives vary. Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner intended.

Financial Statements	49

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5-10 years
Other equipment	3-5 years
Leasehold improvements	3-11 years
Right-of-use assets	2-11 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment is recognized in the statement of profit or loss as cost of sales, research and development costs or as selling, general and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the statement of profit or loss at its net proceeds, as either other income or other expenses, as appropriate.

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount which is further described below in the section “Impairment”.

Impairment

The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Inventories

Inventories comprise raw materials, work in progress and finished goods. Work in progress and finished goods comprise service expenses incurred at CMOs, raw materials consumed, incremental storage and transportation, other direct materials, and a proportion of manufacturing overheads based on normal operation capacity.

Inventories are measured at the lower of cost incurred in bringing it to its present location and condition, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is measured using the first-in, first-out method. Work in progress and finished goods are measured under a standard cost method that takes into account normal levels of consumption, yields, labor, efficiency and capacity utilization. Production processes are complex, where actual yields and consumptions are sensitive to a wide variety of manufacturing conditions. Standard cost variances are reviewed regularly and adjusted to ensure inventories approximate actual cost of production.

Financial Statements	50

If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales when incurred. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in cost of sales in the period in which the reversal occurs.

Manufacturing of pre-launch inventories is initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approval, pre-launch inventories are immediately written down to zero through research and development costs. If marketing approval is obtained, prior write-downs of pre-launch inventories are reversed through research and development costs.

Cost of inventories is recognized as part of cost of sales in the period in which the related revenue is recognized.

Receivables

Receivables comprise trade receivables, income tax receivables and other receivables.

Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Income tax receivables and other receivables related to deposits, VAT and other indirect taxes are measured at cost less impairment. Carrying amounts of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise advance payments relating to a future financial period. Prepayments are measured at cost.

Marketable Securities

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets.

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding (“SPPI-test”). All marketable securities held at the reporting date have passed the SPPI-test.

Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the statement of profit or loss. Marketable securities are subject to an impairment test to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Marketable securities, having maturity profiles of three months or less after the date of acquisition are presented as cash equivalents in the statements of financial position, where securities having maturities of more than three months after the date of acquisition are presented separately as marketable securities as current (i.e., those maturing within twelve months after the reporting date) or non-current assets, as appropriate.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date). Cash and cash equivalents are measured at amortized cost.

Financial Statements	51

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities and cash and cash equivalents. Impairment of financial assets is determined on the basis of a forward-looking Expected Credit Loss (“ECL”) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

For receivables, a simplified approach in calculating ECLs is applied. Therefore, changes in credit risks are not tracked, but instead, a loss allowance based on lifetime ECL is assessed at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash, cash equivalents and marketable securities, ECLs are assessed for credit losses that result from default events that are possible within the next twelve months (12-month ECL). Credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

Shareholders’ Equity

The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Treasury shares reserve comprise nominal amounts of holding of own equity instruments. No gain or loss is recognized in profit or loss on the purchase, sale, transfer or cancellation of the Company’s own equity instruments. The treasury shares reserve is part of unrestricted reserves and accordingly, reduce the amount available to be distributed as dividends to the Company’s shareholders.

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of foreign operations from their functional currencies to the presentation currency. The accumulated reserve of a foreign operation is reclassified to the statement of profit or loss at the time the Company loses control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Retained earnings/(accumulated deficit) represents the accumulated profits or losses from the Company’s operations, including corresponding entries to share-based payments recognized in the statement of profit or loss, arising from warrant programs, RSU-programs and PSU-programs. In addition, premium from acquisition and sale of treasury shares are recognized as part of this reserve. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Convertible Senior Notes and Embedded Derivative Liabilities

Convertible senior notes (“convertible notes”) are separated into a financial liability and an embedded derivative component based on the terms and conditions of the contract. The embedded derivative component is accounted for separately if it is not deemed closely related to the financial liability.

The convertible notes include an embedded equity conversion option which is not deemed closely related to the financial liability, and initially recognized and measured separately at fair value as derivative liabilities based on the stated terms upon issuance of the convertible notes. The conversion option is classified as a foreign currency conversion option and thus not convertible into a fixed number of shares for a fixed amount of cash. Accordingly, the conversion option is subsequently recognized and measured as a derivative liability at fair value through profit or loss, with any subsequent remeasurement gains or losses recognized as part of finance income or expenses.

Financial Statements	52

In addition, the convertible notes include a redemption option, which entitle the Company to redeem the notes at a cash amount equal to the principal amount of the convertible notes, plus accrued and unpaid interest. The redemption option is closely related to the financial liability, and not separately accounted for. The initial carrying amount of the financial liability component including the redemption option is the residual amount of the proceeds, net of transaction costs, after separating the derivative component.

Transaction costs are apportioned between the financial liability and derivative component based on the allocation of proceeds when the instrument is initially recognized. Transaction costs apportioned to the financial liability component form part of the effective interest and are amortized over the expected lifetime of the liability. Transaction costs allocated to the derivative component are expensed as incurred.

The financial liability is subsequently measured at amortized cost until it is extinguished on conversion, optional redemption or upon repayment at maturity. The financial liability is presented as part of borrowings on the statement of financial position.

Royalty Funding Liabilities

Royalty funding liabilities relate to the Company’s contractual obligations to pay a predetermined percentage of future commercial revenue until reaching a predetermined multiple of proceeds received, pursuant to the detailed provisions of the capped synthetic royalty funding agreement (the “Royalty Funding Agreement”).

Where relevant, royalty funding liabilities are separated into a financial liability and embedded derivative components based on the terms and conditions of the Royalty Funding Agreement. Embedded derivative components are accounted for separately, unless these are deemed closely related to the financial liability. The Royalty Funding Agreement includes a buy-out option where the value is dependent on non-financial variables that are specific to the Company. Accordingly, the buy-out option is not accounted for separately as a derivative.

The financial liability is recognized when the Company becomes party to the contractual provisions of the Royalty Funding Agreement and measured at amortized cost until it is extinguished upon exercising a buy-out option or upon achieving the predetermined multiple of proceeds received. The effective interest rate is estimated at initial recognition and takes into account incremental transaction costs and anticipated amount and timing of future cash flows, which further depends on future commercial revenue forecasts and the probability of exercising the buy-out option. The amortized cost is remeasured prospectively when there is a material change in expectations to amount and timing of future cash flows, which will increase or decrease future interest expenses. Remeasurement gain or losses are recognized through the profit or loss as finance income or expenses, respectively.

The financial liability is presented as part of borrowings in the statement of financial position.

Leases

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition required by the terms and condition of the lease, if any.

Financial Statements	53

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease Liabilities

At the lease commencement date, lease liabilities are recognized and measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the incremental borrowing rate of the relevant entity holding the lease. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates. From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Provisions

Provisions comprise unsettled sales deductions and product returns regarding sale of commercial products where amount or timing of payment is uncertain.

Provisions for sales deductions attributed to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations and government programs are generally settled within 90-180 days from the transaction date.

Provisions for estimated product returns are measured according to contractual sales price based on expected product returns.

Trade Payables and Accrued Expenses

Trade payables and accrued expenses are measured at amortized cost.

Other Liabilities

Other liabilities comprise payables to public authorities, short-term employee benefits, and sales rebates. Other liabilities are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations.

Contract liabilities are measured at the fair value of the consideration received and is recognized as revenue in the statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Financial Statements	54

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as finance income, finance expenses and income taxes paid.

Cash flows from investing activities include payments in connection with acquisition, development, improvement and sale, etc., of property, plant and equipment, investment in associate and marketable securities.

Cash flows from financing activities comprise payments related to the capital structure of the Company, including lease liabilities, changes in the share capital and treasury shares and issuance and payments under the Company’s borrowing activities.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand bank deposits with financial institutions, cash held by service providers for the purpose of meeting short-term cash commitments, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition.

Basic Earnings per Share

Basic Earnings per Share (“EPS”) is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding. The weighted average number of shares takes into account the weighted average effect of changes in treasury shares during the year.

Diluted Earnings per Share

Diluted EPS is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average effect of changes in treasury shares during the year, and the dilutive effect of outstanding warrants and convertible notes. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards Not Yet Effective

The IASB has issued a number of new or amended standards, which have not yet become effective or have not yet been adopted by the EU. Therefore, these new standards have not been incorporated in these financial statements.

Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, “Presentation of Financial Statements”, to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The amendments require the convertible notes (presented as part of borrowings on the statement of financial position) and derivative liabilities, presented as non-current liabilities at December 31, 2023, to be presented as current liabilities. On December 31, 2023, the carrying amount of convertible notes and derivative liabilities were €407.1 million and €143.3 million, respectively.

Financial Statements	55

The financial statements are not expected to be affected by other new or amended standards.

Note 3 – Significant Accounting Judgements and Estimates

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes, that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates have not revealed any material impact in any of the years presented in the financial statements.

Significant Accounting Judgements

Critical accounting judgements which have a material impact on the financial statements are described in the following sections.

Internally Generated Intangible Assets

Development of Drug Candidates

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that the Company has the intent to produce and market the product. Such an intangible asset shall be recognized if it can be demonstrated that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects related to drug candidates cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, the Company does not recognize internally generated intangible assets at this time.

Significant Estimation Uncertainties

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Revenue and Provisions

Provision for Sales Rebates and Product Returns

Sales rebates and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties associated with the rebate item are subsequently resolved, or for product returns, when the sold products are distributed to patients.

Financial Statements	56

Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further input in the calculations is based on payer channel mix, current contract prices under eligible programs, patient groups and current inventory levels in the distribution channels. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales rebates and returns are processed.

As of December 31, 2023, the provisions for sales rebates and product returns was €32.7 million compared to €7.3 million, as of December 31, 2022. Roll forward table for total provisions is provided in Note 15, “Provisions”.

Share-Based Payment

Warrant Compensation Costs

IFRS 2, “Share-Based Payment” requires an entity to reflect in its statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as cost of sales, research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.

Warrant compensation costs are measured according to the grant date fair value of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends.

In 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price. Please refer to Note 7 “Share-based Payment”, for additional details on the Company’s warrant program and option-pricing model input.

Warrant compensation cost recognized in the consolidated statement of profit or loss was €28.8 million, and €55.2 million for the years ended December 31, 2023, and 2022, respectively.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in the form of the Black-Scholes Option Pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2023, the derivative liabilities was €143.3 million compared to €158.0 million as of December 31, 2022. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 16 “Financial Assets and Liabilities”, for additional details.

Financial Statements	57

Measurement of Royalty Funding Liabilities

The carrying amount of royalty funding liabilities is measured according to anticipated future cash flows, which further depends on the amount and timing of future commercial revenue. Assumptions that impact amount and timing of future commercial revenue are subject to estimation uncertainties, and subject to a number of factors which are not within the Company’s control.

The Company will periodically revisit anticipated amount and timing of future commercial revenue and to the extent such amount or timing is materially different from the current estimates, a remeasurement gain or loss is recognized through the profit or loss as finance income or expenses, respectively, which would further increase or decrease future interest expenses. Further details are provided in Note 16 “Financial Assets and Liabilities”.

As of December 31, 2023, the carrying amount of the royalty funding liabilities was €138.4 million.

Note 4 – Revenue

Revenue has been recognized in the statements of profit or loss with the following amounts:

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Revenue
Commercial sale of products	178,663	35,659	54,710	9,562
Rendering of services	21,659	4,434	243,002	93,179
Sale of clinical supply	319	8,534	—	—
Licenses	66,077	2,547	5,000	2,633

Total revenue	266,718	51,174	302,712	105,373

Attributable to
Commercial customers	178,663	35,659	—	—
Collaboration partners and license agreements	88,055	15,515	—	552
Group enterprises	—	—	302,712	104,821

Total revenue	266,718	51,174	302,712	105,373

Specified by timing of recognition
Recognized over time	21,659	4,434	243,002	93,179
Recognized at a point in time	245,059	46,740	59,710	12,194

Total revenue	266,718	51,174	302,712	105,373

Specified per geographical location
Europe	869	552	—	552
North America	191,677	44,156	—	—
Asia	74,172	6,466	—	—
Denmark (domicile country)	—	—	302,712	104,821

Total revenue	266,718	51,174	302,712	105,373

Commercial Customers

Revenue to commercial customers relates to sale of SKYTROFA® (lonapegsomatropin-tcgd), primarily in the U.S. market, which is sold to specialty pharmacies and specialty distributors. In addition, the Company began shipping products to wholesalers in Germany in the third quarter of 2023. Customer payment terms are typically 30 days from the transaction date.

In both 2023 and 2022, four commercial customers represented more than 10% of sale to commercial customers.

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Collaboration Partners and License Agreements

On November 29, 2023, the Company entered into an exclusive license agreement with Teijin Limited (the “Teijin Agreement”) for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease (the “Licensed Products”) in Japan. Under the terms of the Teijin Agreement, the Company received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million and commercial milestones. In addition, the Company is eligible to receive royalties on net sales of the Licensed Products in Japan, of up to mid-20’s percent.

Further, the Company will provide clinical and commercial supply, and development services for joint activities, which are subject to separate remuneration, and which will be recognized as revenue over time as rendering of services or reimbursement revenue, as applicable.

At December 31, 2023, none of the Licensed Products have received marketing authorization in Japan and no services has been provided by the Company. The Licensed Products are patent protected, where future activities do not affect their existing stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use” licenses, with revenue recognized at a point in time, where the licensee is granted access to the IP. For the year ended December 31, 2023, “Licenses” includes upfront payment of $70 million, which is allocated to license of the Company’s IP.

Development and regulatory milestones of up to $175 million are recognized as revenue when the milestone criteria specific to the licensed product are met. Royalty and commercial milestone income is recognized as revenue when the subsequent product sales occur.

For the year ended December 31, 2023, no revenue from royalties or milestones has been recognized under the Teijin Agreement.

Revenue from collaboration partners and license agreements also includes license income, rendering of services and sale of clinical supply under three licenses agreements with VISEN Pharmaceuticals, which were entered into in 2018.

Note 5 – Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, no information on business segments or geographical markets is disclosed. Entity wide disclosures regarding revenue are included in Note 4 “Revenue”.

The Company’s intangible assets and property, plant and equipment located by country or region are specified below, and defines the Company’s non-current segment assets:

	Group
(EUR’000)	2023	2022
Non-current segment assets
Denmark (domicile country)	32,893	30,336
North America	68,589	89,439
Europe	13,571	14,148

Total non-current segment assets	115,053	133,923

Investment in associate	5,686	22,932
Marketable securities	—	7,492
Other receivables	2,127	1,920

Total non-current assets	122,866	166,267

The Parent Company has no non-current segment assets outside Denmark (domicile country).

Financial Statements	59

Note 6 – Employee costs

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Employee costs
Wages and salaries	170,278	140,420	70,561	54,112
Share-based payment	66,660	64,180	43,259	40,351
Pension costs (defined contribution plans)	4,403	4,163	2,086	1,887
Social security costs	12,877	10,627	559	325
Other employee costs	4,238	4,411	2,605	2,359

Total employee costs	258,456	223,801	119,070	99,034

Included in the profit or loss
Cost of sales (1)	15,748	7,239	15,748	7,239
Research and development costs	127,002	122,581	57,756	56,736
Selling, general, and administrative expenses	115,706	93,981	45,566	35,059

Total employee costs (2)	258,456	223,801	119,070	99,034

Average number of employees	851	719	404	325

(1)	Cost of sales includes employee costs capitalized as part of inventories.
(2)

At December 31, 2023, “Employee costs” has been extended to also include “Other employee costs”, which comprise other external costs associated with employment. In addition, “Social security costs” have been adjusted to also include various insurance programs. Comparative amounts have been reclassified to reflect the change in presentation.

Key Management Personnel comprises the Board of Directors (the “Board”), the Executive Board and Non-executive Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based Payment”.

Compensation to Key Management Personnel included within total employee costs is summarized below:

	Board of Directors (1)		Executive Board (2)		Non-executive Senior Management
(EUR’000)	2023	2022	2023	2022	2023	2022
Compensation
Wages and salaries	543	403	4,375	3,809	4,673	6,087
Share-based payment	1,276	1,273	13,243	11,392	9,529	8,872
Pensions (defined contribution plans)	—	—	54	46	122	118
Social security costs	—	—	103	55	45	89
Other employee costs	—	—	20	20	40	45

Total Compensation	1,819	1,676	17,795	15,322	14,409	15,211

(1)	The Board of Directors comprised six to seven persons in 2023 and 2022.
(2)	The Executive Board comprised four persons in 2023 and 2022.

Note 7 – Share-based Payment

As an incentive to employees, members of the Board and select consultants, the Company has established warrant programs. In December 2021, the Company established a Restricted Stock Unit programs (“RSU program”), and in March 2023, a Performance Stock Unit Program. All programs are classified as equity-settled share-based payment transactions.

Restricted Stock Unit Program

Restricted Stock Units (“RSUs”) are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to the Executive Board, select employees and members of the Board (“RSU-holders”) in accordance with the Company’s RSU Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the RSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board at its discretion. ADSs underlying RSUs are treasury shares that have been repurchased in the market.

Financial Statements	60

Performance Stock Unit Program

Performance Stock Units (“PSUs”) are granted by the Board to certain members of senior management and the Executive Board (the “PSU-holders”). In addition, PSUs may be granted to other employees, select consultants and members of the Board. PSUs were granted for the first time in March 2023. One PSU represents a right for the PSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting.

Vesting Conditions

RSUs granted vest over a predetermined service period, and accordingly require RSU-holders to be employed, or provide a specified period of service. RSUs vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant. RSUs generally cease to vest from the date of termination of employment, or for the Board, termination of board membership, whereas unvested RSUs will lapse. In addition, vesting may be contingent upon additional vesting criteria (non-market performance conditions).

PSUs vest in a manner similar to the service conditions of the RSUs; however, vesting is also contingent upon achievement of performance targets (non-market performance conditions) as determined by the Board, provided that no more than 10% of each tranche may be directly attributable to accomplishment of financial results achieved in the financial year prior to the vesting date. Exceeding performance targets will not result in granting of additional ADSs.

RSUs and PSUs generally cease to vest from the date of termination of employment or board membership, as applicable, whereas unvested RSUs or PSUs will be forfeited. The Board may at its discretion and on an individual basis decide to deviate from the vesting conditions, including deciding to accelerate vesting in the event of termination of employment or board membership, as applicable.

Settlement Options

All RSUs and PSUs are settled at the time of vesting by transfer of treasury shares that are ADSs repurchased in the market. In jurisdictions where the Company is required to withhold and settle tax with the tax authority on behalf of the RSU/PSU-holders, the Company withholds the number of RSUs or PSUs that are equal to the estimated monetary value of the RSU/PSU-holders tax obligation from the total number of RSUs or PSUs that otherwise would have been transferred to the RSU/PSU holder upon vesting. These settlements are presented as “Net settlement under stock incentive programs” in the consolidated statement of equity.

Upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

Adjustments

RSU-holders and PSU-holders are entitled to an adjustment of the number of RSUs or PSUs granted, in the event of certain corporate changes, including among other events, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, and changes in the nominal value of each share. In addition, the RSU and PSU Programs contain provisions to accelerate vesting, or compensate with grant of new equity instruments, in the event of restructuring events including change in control events.

Financial Statements	61

RSU and PSU Activity

The following table specifies the number of RSUs and PSUs granted and outstanding at December 31, 2023:

	Total RSUs	Total PSUs	Total
Outstanding at January 1, 2022	148,148	—	148,148

Transferred during the period	(41,685)	—	(41,685)
Forfeited during the period	(23,971)	—	(23,971)

Outstanding at December 31, 2022	82,492	—	82,492

Granted during the period	609,860	112,268	722,128
Settled during the period	(18,132)	—	(18,132)
Transferred during the period	(20,098)	—	(20,098)
Forfeited during the period	(77,497)	(7,245)	(84,742)

Outstanding at December 31, 2023	576,625	105,023	681,648

Specified by vesting date
2024	217,615	35,007	252,622
2025	179,482	35,008	214,490
2026	179,528	35,008	214,536

Outstanding at December 31, 2023	576,625	105,023	681,648

The fair value of one RSU at date of grant was €105.96 for the year ended December 31, 2023. PSU’s were granted for the first time in 2023. The fair value of one PSU at the date of grant was € 105.96.

Warrant program

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board of Directors and select consultants (“warrantholders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants granted vest over a predetermined service period, and accordingly require warrantholders to be employed, or provide a specified period of service. Warrants generally cease to vest from the date of termination in the event that (i) the employee terminates the employment contract and the termination is not a result of breach of the employment terms by the Company, or (ii) in the event that the Company terminates the employment contract, and the employee has given the Company good reason to do so. In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason. In relation to consultants, the vesting shall cease on the termination date of the consultancy relationship. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that the employment contract is terminated, and the employee has not given the Company good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants granted until November 2021

Warrants granted from 2012 until November 2021, generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant. However, effective from January 2015, certain warrants granted to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Financial Statements	62

Warrants granted from December 2021

For warrants granted to employees and consultants, 25% of the warrants vest one year after the date of grant, and the remaining 75% of the warrants granted vest over 36 months, with 1/36 of the warrants vesting per month, from one year after the date of grant.

For warrants granted to board members upon the board members accession, 25% of the warrants granted vest one year after the date of grant, and the remaining 75% of the warrants granted shall vest over 36 months, with 1/36 per month from one year after the date of grant. Regarding subsequent grants of warrants to board members, 50% of the warrants vest one year after the date of grant, and the remaining 50% of the warrants vest over 12 months, with 1/12 per month from one year after the date of grant.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year, within certain periods after publication of earnings data of a fiscal quarter, interim and annual reports, as per each program’s terms and conditions.

Warrants expire ten years after the grant date. Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder. If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to the Company at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with the Company should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

Warrant Activity

The following table specifies number and weighted average exercise prices of, and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2022	7,085,073	80.30

Granted during the year	357,092	100.40
Exercised during the year (1)	(214,613)	21.83
Forfeited during the year	(363,541)	123.62

Outstanding at December 31, 2022	6,864,011	81.30

Vested at the reporting date	4,972,026	66.34

Granted during the year	395,275	91.07
Exercised during the year(1)	(555,144)	17.76
Forfeited during the year	(180,358)	115.79

Outstanding at December 31, 2023	6,523,784	86.38

Vested at the reporting date	5,273,056	80.02

(1)	The weighted average share price (listed in $) at the date of exercise was €98.10 and €113.60 for the years ended December 31, 2023 and 2022, respectively.

Financial Statements	63

At December 31, 2023, the Board of Directors was authorized to grant up to 1,564,221 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2023, per grant year.

	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted before January 1, 2021	4,717,462	75.54	60
Granted in 2021	1,135,647	121.77	94
Granted in 2022	296,480	100.28	102
Granted in 2023	374,195	90.73	113

Outstanding at December 31, 2023	6,523,784	86.38	71

At December 31, 2023, the exercise prices of outstanding warrants under the Company’s warrant programs range from €11.98 to € 145.50 depending on the grant dates.

The range of exercise prices for outstanding warrants was €6.48 to €145.50 for the year ended December 31, 2022.The weighted average remaining life for outstanding warrants was 77 months for the financial year ended December 31, 2022.

Warrant Compensation Costs

Warrant compensation costs are recognized in the statements of profit or loss over the vesting period of the warrants granted.

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) an expected volatility using the Company’s own share price (from 2021).

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2023 and 2022:

	2023	2022
Expected volatility	49 - 51%	48 - 49%
Risk-free interest rate	2.40 - 2.97%	(0.08) -2.54%
Expected life of warrants (years)	6.0	6.0
Weighted average exercise price	€91.07	€100.40
Fair value of warrants granted in the year	€37.34 - 52.03	€36.55 - 60.85

Financial Statements	64

Note 8 – Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

	Group
(EUR’000)	2023	2022
Principal accountant fees and services
Audit fees	739	814
Tax fees	122	138

Total principal accountant fees and services	861	952

Note 9 – Tax on Profit/Loss for the Year and Deferred Tax

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Tax on profit/(loss) for the year:
Current tax (expense)/income	(5,377)	(3,723)	40	229
Current tax, adjustments to prior years	3,904	(1,654)	(43)	(51)
Deferred tax, movement for the year	(1,044)	—	—	—
Deferred tax, adjustments to prior years	(4,786)	—	—	—

	(7,303)	(5,377)	(3)	178

Tax for the year can be explained as follows:
Profit/(loss) before tax	(474,144)	(577,817)	39,719	(143,079)

Tax at the Danish corporation tax rate of 22%	104,312	127,120	(8,738)	31,477

Tax effect of:
Non-deductible costs	(8,494)	(17,094)	(10,644)	(14,242)
Additional tax deductions	9,077	13,720	348	3,808
Impact from associate	(4,047)	(3,893)	—	—
Prior year adjustments	(1,294)	—	—	—
Other effects including effect of different tax rates	(882)	(2,716)	(43)	(51)
Deferred tax asset, not recognized	(105,975)	(122,514)	19,074	(20,814)

Tax on profit/(loss) for the year	(7,303)	(5,377)	(3)	178

Effective tax rate	1.54%	0.93%	(0.01)%	(0.12)%

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Specification of Deferred Tax Assets/(Liabilities)
Tax deductible losses	521,697	433,174	102,921	116,153
Other temporary differences, assets	16,256	19,961	3,522	1,010
Deferred tax asset, not recognized	(537,953)	(453,135)	(98,635)	(117,163)
Other temporary differences, liabilities	(5,830)	—	(7,808)	—

Total Deferred Tax Assets/(Liabilities) at December, 31	(5,830)	—	—	—

During 2023 a deferred tax liability has been recognised in relation to taxable temporary differences in one jurisdiction, as we do not believe we will have any deductible temporary differences nor tax losses to deduct the taxable difference in, when they are expected to reverse.

Deferred tax assets have not been recognized in the statements of financial position as of 31 December 2023 due to uncertainty relating to future utilization. The deferred tax asset can be carried forward without timing limitations. For parent the deferred tax liabilities can be offset in deferred tax assets within the Danish joint taxation group.

The Company had tax losses carried forward of €2,371.3 million (Parent Company: €467.8 million) and €1,985.0 million (Parent Company: €528.0 million) at December 31, 2023 and December 31, 2022, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2023, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2023 and 2022, respectively.

Financial Statements	65

The Company is entitled to additional tax deductions related to share based payments (Warrants and RSU). Tax deductions can be taken when the warrants/RSUs are exercised. For the year ended December 31, 2023, the Company was entitled to additional tax deductions with a tax value of €10.6 million, (Parent company:€3.4 million) compared to €5.2 million (Parent company: €2.6 million) for the year ended December 31, 2022. These future tax deductions depend on the timing and amounts of warrant exercises, and accordingly, future additional tax deductions are subject to uncertainties. Refer to Note 7 “Share-based Payment”, regarding a description of warrant programs.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Note 10 – Intangible Assets

	Group
(EUR’000)	Goodwill	Software	Total
Cost
January 1, 2022	3,495	2,222	5,717

December 31, 2022	3,495	2,222	5,717

Additions	—	53	53
Transferred	—	21	21

December 31, 2023	3,495	2,296	5,791

Amortization and impairment
January 1, 2022	—	(445)	(445)
Amortization charge	—	(444)	(444)

December 31, 2022	—	(889)	(889)

Amortization charge	—	(483)	(483)

December 31, 2023	—	(1,372)	(1,372)

Carrying amount
December 31, 2022	3,495	1,333	4,828

December 31, 2023	3,495	924	4,419

	Parent
(EUR’000)	Software	Acquired intellectual property	Total
Cost
January 1, 2022	2,222	1,326	3,548
Additions	—	—	—

December 31, 2022	2,222	1,326	3,548

Additions	—	—	—

December 31, 2023	2,222	1,326	3,548

Amortization and impairment
January 1, 2022	(445)	(1,326)	(1,771)
Amortization charge	(444)	—	(444)

December 31, 2022	(889)	(1,326)	(2,215)

Amortization charge	(444)	—	(444)

December 31, 2023	(1,333)	(1,326)	(2,659)

Carrying amount
December 31, 2022	1,333	—	1,333

December 31, 2023	889	—	889

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2023, and 2022, were recognized in the statements of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of the Company’s research and development activities. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as the Company is considered to represent one cash-generating unit.

Financial Statements	66

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. The fair value of goodwill has been determined after taking into account the market value of the Company’s ADSs as of the reporting date. The computation of the market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, no further assumptions are deemed relevant to be applied in determining whether goodwill is impaired.

Note 11 – Property, Plant and Equipment

	Group
(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of- Use Assets	Total
Cost
January 1, 2022	16,946	8,822	18,067	116,135	159,970
Additions	7,787	2,487	1,284	3,245	14,803
Disposals	(32)	(395)	—	(5,480)	(5,907)
Foreign exchange translation	243	289	779	5,566	6,877

December 31, 2022	24,944	11,203	20,130	119,466	175,743

Additions	2,580	503	228	7,547	10,858
Disposals	(383)	(57)	—	—	(440)
Transferred	504	(21)	(504)	—	(21)
Foreign exchange translation	(209)	(208)	(479)	(3,093)	(3,989)

December 31, 2023	27,436	11,420	19,375	123,920	182,151

Depreciation and impairment
January 1, 2022	(5,527)	(3,547)	(2,488)	(22,359)	(33,921)
Depreciation charge	(2,039)	(1,793)	(1,942)	(11,740)	(17,514)
Disposals	25	380	—	5,480	5,885
Foreign exchange translation	(43)	(63)	(67)	(925)	(1,098)

December 31, 2022	(7,584)	(5,023)	(4,497)	(29,544)	(46,648)

Deprecation charge	(2,569)	(1,899)	(2,085)	(11,875)	(18,428)
Impairment charge	(2,869)	(405)	(4,560)	—	(7,834)
Disposals	146	54	—	—	200
Foreign exchange translation	92	98	196	807	1,193

December 31, 2023	(12,784)	(7,175)	(10,946)	(40,612)	(71,517)

Carrying amount:
December 31, 2022	17,360	6,180	15,633	89,922	129,095

December 31, 2023	14,652	4,245	8,429	83,308	110,634

The Impairment charge for the year ended December 31, 2023 relates to change in planned activities at one of our R&D sites and is determined according to its estimated value in use.

Depreciation charges are specified below:

	Group
(EUR’000)	2023	2022
Depreciation charges
Cost of sales	2,509	1,245
Research and development costs	10,296	10,892
Selling, general and administrative expenses	5,623	5,377

Total depreciation charges	18,428	17,514

Financial Statements	67

	Parent
(EUR’000)	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Right-of- Use Assets	Total
Cost
January 1, 2022	2,926	2,392	2,911	23,725	31,954

Additions	3,613	210	80	852	4,755
Disposals	—	(8)	—	—	(8)

December 31, 2022	6,539	2,594	2,991	24,577	36,701

Additions	1,191	—	39	6,107	7,337

December 31, 2023	7,730	2,594	3,030	30,684	44,038

Depreciation and impairment
January 1, 2022	(52)	(1,450)	(146)	(6,210)	(7,858)
Depreciation charge	(216)	(403)	(293)	(2,595)	(3,507)
Disposals	—	8	—	—	8

December 31, 2022	(268)	(1,845)	(439)	(8,805)	(11,357)

Deprecation charge	(370)	(314)	(288)	(3,295)	(4,267)

December 31, 2023	(638)	(2,159)	(727)	(12,100)	(15,624)

Carrying amount
December 31, 2022	6,271	749	2,552	15,772	25,344

December 31, 2023	7,092	435	2,303	18,584	28,414

Depreciation charges are specified below:

	Parent
(EUR’000)	2023	2022
Depreciation charges
Cost of sales	2,509	1,245
Research and development costs	1,128	1,700
Selling, general and administrative expenses	630	562

Total depreciation charges	4,267	3,507

Note 12 – Investment in Associates

VISEN is a private Company with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in Greater China. The Company’s interest in VISEN is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The Company has granted VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50% ownership of VISEN’s issued and outstanding shares. On January 8, 2021, the Company entered into an equity investment of $12.5 million as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retained 43.93% of VISEN’s issued and outstanding shares. As a result, a non-cash gain of €42.3 million was recognized in the consolidated statement of profit or loss as part of share of profit/(loss) of associate in 2021. The Series B financing did not change the accounting treatment of VISEN.

Financial Statements	68

The following table illustrates the summarized relevant financial information of VISEN:

VISEN Pharmaceuticals
Principal place of business:	China

	Group
(EUR’000)	2023	2022
Statement of profit or loss
Profit/(loss) for the year from continuing operations	(41,873)	(40,283)

Total comprehensive income	(41,859)	(40,273)

Statement of financial position
Non-current assets	9,596	21,410
Current assets	48,041	92,204

Total assets	57,637	113,614

Equity	51,078	100,062
Non-current liabilities	140	180
Current liabilities	6,419	13,372

Total equity and liabilities	57,637	113,614

Company’s share of equity before eliminations	22,439	43,957
Elimination of internal profit and other equity method adjustments	(16,752)	(21,025)

Company’s share of equity	5,686	22,932

Investment in associate at December 31	5,686	22,932

Present ownership at December 31	43.93%	43.93%

Transactions and outstanding balances as of December 31
Invoicing of goods and services to associates	15,026	22,327

Total receivables from associates	991	3,554

Contract liabilities	7,133	14,213

Note 13 – Inventories

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Inventories
Raw materials and consumables	18,566	9,616	18,566	9,616
Work In progress	171,030	112,885	171,030	112,885
Finished goods	19,335	8,172	19,335	8,172

Total inventories	208,931	130,673	208,931	130,673

Due to production lead time, work in progress includes inventories that are not sellable before more than twelve months after the reporting date.

At December 31, 2023, inventories were reduced with write-downs of €22.9 million, which include write-downs on pre-launch inventories.

Note 14 – Contract Liabilities

At December 31, 2023, contract liabilities comprise unsatisfied performance obligations relating to delivery of clinical and commercial supply under one of the Company’s license agreements. Non-current contract liabilities are expected to be recognized as revenue within 1-3 years.

Revenue recognized from contract liabilities was €13.3 million (Parent Company: €— million) and €10.5 million (Parent Company: €3.2 million) for the years ended December 31, 2023 and 2022, respectively, and related to feasibility studies, and research and development services under the Company’s license agreements.

Financial Statements	69

Note 15 Provisions

Development in provisions is specified below:

2023
Provisions	(EUR’000)
At January 1	7,339
Net additions	28,293
Reversals and other adjustments	(1,904)
Foreign exchange translation	(1,009)

At December 31	32,719

Note 16 – Financial Assets and Liabilities

Financial assets and liabilities comprise following:

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Financial assets by category
Trade receivables	35,874	11,910	—	281
Receivables from group enterprises	—	—	1,759,806	1,372,347
Other receivables (excluding income tax and indirect tax receivables)	3,909	3,884	3,111	3,139
Marketable securities	7,275	298,180	7,275	298,180
Cash and cash equivalents	392,164	444,767	263,909	407,184

Financial assets measured at amortized costs	439,222	758,741	2,034,101	2,081,131

Total financial assets	439,222	758,741	2,034,101	2,081,131

Classified in the statement of financial position
Non-current assets	2,127	9,412	1,761,231	1,381,142
Current assets	437,095	749,329	272,870	699,989

Total financial assets	439,222	758,741	2,034,101	2,081,131

Financial liabilities by category
Borrowings
Convertible senior notes	407,095	399,186	407,095	399,186
Royalty funding liabilities	138,377	—	—	—
Lease liabilities	98,793	109,191	15,187	16,312
Trade payables and accrued expenses	94,566	101,032	85,784	95,174
Payables to group enterprises	—	—	—	6,558

Financial liabilities measured at amortized costs	738,831	609,409	508,066	517,230

Derivative liabilities	143,296	157,950	143,296	157,950

Financial liabilities measured at measured at fair value through profit or loss	143,296	157,950	143,296	157,950

Total financial liabilities	882,127	767,359	651,362	675,180

Classified in the statement of financial position
Non-current liabilities	762,161	640,907	551,176	558,868
Current liabilities	119,966	126,452	100,186	116,312

Total financial liabilities	882,127	767,359	651,362	675,180

Financial Statements	70

Finance income and expenses are specified below:

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Finance income
Interest income	16,857	7,426	15,096	7,103
Interest income from group enterprises	—	—	37,313	28,518
Fair value gains, derivatives	14,654	—	14,654	—
Foreign exchange and other adjustments gain (net)	12,346	44,755	10,561	46,617

Total finance income	43,857	52,181	77,624	82,238

Finance expenses
Interest expense	44,065	30,682	34,714	27,256
Interest expenses to group enterprises	—	—	—	308
Fair value loss, derivatives	—	15,483	—	15,483
Foreign exchange and other adjustments loss (net)	—	4,322	—	4,322

Total finance expenses	44,065	50,487	34,714	47,369

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Net exchange rate gains and losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s cash, cash equivalents, marketable securities and borrowings.

Financial Statements	71

Borrowings

Convertible Senior Notes

In March 2022, the Company issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions, and offering expenses. The convertible notes rank equally in right of payment with all future senior unsecured indebtedness. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028.

The convertible notes accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their convertible notes at their option into the Company’s ordinary shares represented by ADSs, together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per $1,000 principal amount of convertible notes, which represents an initial conversion price of $166.34 per ADS. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events.

The convertible notes will be optionally redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price on each of (i) at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related optional redemption notice; and (ii) the trading day immediately before the date the Company sends such notice.

Royalty Funding Liabilities

In September 2023, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Agreement”) with Royalty Pharma Development, LLC (“Royalty Pharma”). The net proceeds were $146.3 million (€136.3 million) after deducting offering expenses.

Under the terms of the Royalty Pharma Agreement, the Company received an upfront payment of $150.0 million (the “Purchase Price”), in exchange for which Royalty Pharma obtained the right to receive payment of 9.15% of U.S. net sales of SKYTROFA, beginning on January 1, 2025 (the “Revenue Interest Payments”). The Revenue Interest Payments to Royalty Pharma will cease upon reaching a multiple of 1.925 times the Purchase Price, or 1.65 times the Purchase Price if Royalty Pharma receives Revenue Interest Payments in that amount by December 31, 2031.

The Royalty Pharma Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 1.925 times the Purchase Price minus the Revenue Interest Payments paid to Royalty Pharma as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to December 31, 2028, and the Company has paid the Purchaser Revenue Interest Payments equal to the Purchase Price as of the date of the buy-out notice, then the buy-out amount equal to 1.65 times the Purchase Price minus the Revenue Interest Payments paid to Royalty Pharma as of the effective date of the buy-out notice.

On December 31, 2023 the carrying amount of the royalty funding liabilities was €138.4 million, and the fair value was approximately €144.0 million. Fair value cannot be measured based on quoted prices in active markets or other observable input, and accordingly the fair value was measured by using an estimated market rate for an equivalent instrument.

Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. In order to improve flexibility to the Company’s operations, lease arrangements may provide the Company with option to extend the lease or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between six months to five years, in addition to the non-cancellable periods.

Financial Statements	72

The following expenses relating to lease activities are recognized in the statements of profit or loss:

	Group		Parent
(EUR’000)	2023	2022	2023	2022
Lease expense
Depreciations	11,875	11,740	3,295	2,595
Expenses relating to short term leases and leases of low value assets	353	280	164	149
Lease interest	3,581	3,842	425	452

Total lease expense	15,809	15,862	3,884	3,196

In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025 and comprises total lease cash-outflow of €68.1 million.

Financing Activities

Development in borrowings related to financing activities is specified below:

	Group
		Cash payments		Non-cash items
(EUR’000)	Beginning of period	Repayments	Proceeds	Additions/ (disposals)	Separation of fair value	Accretion of interest	Foreign exchange adjustments and remeasurements	End of period
Financing activities December 31, 2023
Borrowings	399,186	(12,054)	136,256	—	—	40,386	(18,302)	545,472
Leasing	109,191	(14,006)	—	2,973	—	3,581	(2,946)	98,793

Total financing activities	508,377	(26,060)	136,256	2,973	—	43,967	(21,248)	644,265

Financing activities December 31, 2022
Borrowings	—	(6,710)	503,281	—	(142,467)	30,216	14,866	399,186
Leasing	104,961	(7,995)	—	3,194	—	3,842	5,189	109,191

Total financing activities	104,961	(14,705)	503,281	3,194	(142,467)	34,058	20,055	508,377

Financial Statements	73

	Parent
		Cash payments		Non-cash items
(EUR’000)	Beginning of period	Repayments	Proceeds	Additions/ (disposals)	Separation of fair value	Accretion of interest	Foreign exchange adjustments and remeasurements	End of period
Financing activities December 31, 2023
Borrowings	399,186	(12,054)	—	—	—	34,227	(14,264)	407,095
Leasing	16,312	(3,085)	—	1,535	—	425	—	15,187

Total financing activities	415,498	(15,139)	—	1,535	—	34,652	(14,264)	422,282

Financing activities December 31, 2022
Borrowings	—	(6,710)	503,281	—	(142,467)	30,216	14,866	399,186
Leasing	17,915	(2,908)	—	853	—	452	—	16,312

Total financing activities	17,915	(9,618)	503,281	853	(142,467)	30,668	14,866	415,498

For December 31, 2022, “separation of fair value” on convertible senior notes relates to derivative liabilities that is separated from convertible senior notes and presented separately in the statement of financial position, please refer to following section, “Derivative Liabilities”.

Derivative Liabilities

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes. Fair value of derivative liabilities cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by using the Black-Scholes Option Pricing model (Level 3 in the fair value hierarchy). The fair value of the options is calculated, applying the following assumptions: (1) conversion price; (2) own share price; (3) maturity of the options; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the options; (5) no payment of dividends; and (6) an expected volatility using the Company’s own share price (50.47% as of December 31, 2023 and 49.24% as of December 31, 2022).

Sensitivity Analysis

On December 31, 2023, all other inputs and assumptions held constant, a 10% increase in volatility, will increase the fair value of derivative liabilities by approximately €14.8 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in volatility indicates the opposite impact.

Similarly, on December 31, 2023, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €26.7 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.

Fair Value Measurement

Derivative liabilities are measured at fair value. All other financial assets and liabilities are measured at amortized cost.

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value of marketable securities, convertible notes and derivatives and their level in the fair value hierarchy is summarized in following table, where

Financial Statements	74

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	Group
	2023		2022
(EUR’000)	Carring Amount	Fair Value	Carring Amount	Fair Value	Fair Value Level
Financial assets					(1-3)
Marketable securities	7,275	7,266	298,180	295,843	1

Financial assets measured at cost	7,275	7,266	298,180	295,843

Financial liabilities
Borrowings
Convertible Senior Notes	407,095	385,410	399,186	382,459	3
Royalty funding liabilities	138,377	143,975	—	—	3

Financial liabilities measured at cost	545,472	529,385	399,186	382,459

Derivative liabilities	143,296	143,296	157,950	157,950	3

Financial liabilities measured at fair value through profit and loss	143,296	143,296	157,950	157,950

	Parent
	2023		2022
(EUR’000)	Carring Amount	Fair Value	Carring Amount	Fair Value	Fair Value Level
Financial assets					(1-3)
Marketable securities	7,275	7,266	298,180	295,843	1

Financial assets measured at cost	7,275	7,266	298,180	295,843

Financial liabilities
Borrowings
Convertible Senior Notes	407,095	385,410	399,186	382,459	3

Financial liabilities measured at cost	407,095	385,410	399,186	382,459

Derivative liabilities	143,296	143,296	157,950	157,950	3

Financial liabilities measured at fair value through profit and loss	143,296	143,296	157,950	157,950

Development in level 3 fair value remeasurements are specified below:

	Group and Parent
(EUR’000)	2023	2022
Derivative liabilities
January 1	157,950	—
Additions	—	142,467
Remeasurement recognized in financial income or expense	(14,654)	15,483

December 31	143,296	157,950

Note 17 – Financial Risk Management

The Company manages capital to ensure that all group enterprises will be able to continue as going concern while maximizing the return to shareholders through the optimization of debt and equity balances.

Financial Statements	75

Capital Structure

The Company’s capital structure consists of equity and external debt obtained through issuance of convertible notes and royalty funding liabilities. The Company is not subject to any contractually imposed capital requirements or financial covenants. The capital structure is reviewed on an ongoing basis for the adequacy of the Company’s capital compared to the resources required for carrying out ordinary activities.

Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2 “Summary of Significant Accounting Policies”.

Share Capital

The share capital of Ascendis Pharma A/S consists of 57,707,439 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of Ascendis Pharma A/S are as follows:

(EUR’000)	2023	2022	2021	2020	2019
Changes in share capital
Beginning of year	57,152,295	56,937,682	53,750,386	47,985,837	42,135,448
Increase through cash contribution	555,144	214,613	3,187,296	5,764,549	5,850,389

End of year	57,707,439	57,152,295	56,937,682	53,750,386	47,985,837

Treasury Shares Reserve

The holding of treasury shares are as follows:

	Nominal value	Holding	Holding in % of total outstanding shares
Treasury shares	(EUR’000)	(Number)
January 1, 2022	21	154,837
Acquired from third-parties	134	1,000,000
Transferred under stock incentive programs	(6)	(41,685)

December 31, 2022	149	1,113,152	2.0%

Transferred under stock incentive programs	(3)	(20,098)

December 31, 2023	146	1,093,054	1.9%

Financial Risk Management Objectives

The Company regularly monitors the access to domestic and international financial markets, manages the financial risks relating to its operations, and analyzes exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

The Company’s financial risk exposure and risk management policies are described in following sections.

Market Risk

The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.

Foreign Currency Risk Management

The Company is exposed to foreign currency exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar (“USD”).

Financial Statements	76

Foreign currency exchange risks are unchanged to prior year, and primarily relate to sale and purchases in foreign currencies, and cash, cash equivalents and marketable securities, countered by convertible notes and royalty funding liabilities. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Foreign Currency Sensitivity Analysis

The following table details how a strengthening of the USD against the EUR would impact profit and loss, and equity before tax at the reporting date. A similar weakening of the USD would have the opposite effect with similar amounts. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign currency exchange risk associated with the operations.

	Group
	Hypothetical impact on consolidated financial statements
(EUR’000)	Nominal position	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
USD/EUR
December 31, 2023	(369,091)	10%	(36,909)	(36,909)
December 31, 2022	60,581	10%	6,058	6,058

	Parent
	Hypothetical impact on separate financial statements
(EUR’000)	Nominal position	Increase in foreign exchange rate	Profit or loss before tax	Equity before tax
USD/EUR
December 31, 2023	(403,063)	10%	(40,306)	(40,306)
December 31, 2022	119,279	10%	11,928	11,928

Interest Rate Risk Management

Outstanding convertible notes comprise a 2.25% coupon fixed rate structure. Further, interest rate on lease liabilities is fixed at the lease commencement date. In addition, the effective interest rate on royalty funding liabilities is estimated at initial recognition and takes into account anticipated amount and timing of future cash flows, which further depends on future commercial revenue forecasts and the probability of exercising the embedded buy-out option. Material changes to anticipated future cash flows could potentially increase or decrease future interest expense.

Future indebtedness may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits and marketable securities may fall short of expectations due to changes in interest rates.

Rate structure of marketable securities are specified below:

	Group and Parent
	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
(EUR’000)
Marketable securities specified by rate structure
Fixed rate	7,275	7,266	205,825	203,543
Floating rate	—	—	11,787	11,773
Zero-coupon	—	—	80,568	80,527

Total marketable securities	7,275	7,266	298,180	295,843

Financial Statements	77

Derivative liabilities are measured at fair value through profit or loss. Accordingly, since the fair value is exposed from the development in interest rates, the profit or loss is exposed to volatility from such development. The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

The Company has adopted an investment policy with the primary purpose of preserving capital, fulfilling liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. This investment policy establishes minimum ratings for institutions with which the Company holds cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held.

The exposure to credit risk primarily relates to cash, cash equivalents, and marketable securities. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with minimum credit-ratings of A3/A- assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits have been placed into primarily U.S. government bonds, treasury bills, corporate bonds, and agency bonds. The Company’s investment policy, approved by the Board of Directors, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the risk of expected credit loss on bank deposits and marketable securities, including the hypothetical impact arising from the probability of default is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

Marketable securities specified by investment grade credit rating are specified below:

	Group and Parent
	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
(EUR’000)
Marketable securities specified by investment grade credit rating
High grade	4,523	4,519	203,530	202,048
Upper medium grade	2,752	2,747	94,650	93,795

Total marketable securities	7,275	7,266	298,180	295,843

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings, through issuance of convertible notes in 2022, and through royalty funding liabilities in 2023.

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities, and by matching the maturity profiles of marketable securities with cash-forecasts. The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due.

Financial Statements	78

Besides marketable securities and deposits, the Company’s financial assets are recoverable within twelve months after the reporting date. The composition of the marketable securities portfolio and its fair values are specified in the following table.

	Group and Parent
	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
(EUR’000)
Marketable securities specified by security type
U.S. Treasury bills	—	—	79,086	79,043
U.S. Government Bonds	4,523	4,519	99,337	98,075
Corporate bonds	2,752	2,747	104,236	103,301
Agency bonds	—	—	15,521	15,424

Total marketable securities	7,275	7,266	298,180	295,843

Classified based on maturity profiles
Non-current assets	—	—	7,492	7,201
Current assets	7,275	7,266	290,688	288,642

Total marketable securities	7,275	7,266	298,180	295,843

Marketable securities have a weighted average duration of 1.0 month after the reporting date.

Maturity Analysis

Contractual cashflows for non-derivative financial liabilities recognized in the statements of financial position are specified below:

	Group
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2023
Borrowings	11,708	742,925	42,397	797,030	545,472
Lease liabilities	14,385	51,426	49,056	114,867	98,793
Trade payables and accrued expenses	94,566	—	—	94,566	94,566

Total financial liabilities	120,659	794,351	91,453	1,006,463	738,831

	Group
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2022
Borrowings	12,130	48,519	545,161	605,810	399,186
Lease liabilities	13,996	53,821	60,946	128,763	109,191
Trade payables and accrued expenses	101,032	—	—	101,032	101,032

Total financial liabilities	127,158	102,340	606,107	835,605	609,409

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2023
Borrowings	11,708	561,340	—	573,048	407,095
Lease liabilities	3,206	8,607	4,905	16,718	15,187
Trade payables and accrued expenses	85,784	—	—	85,784	85,784

Total financial liabilities	100,698	569,947	4,905	675,550	508,066

Financial Statements	79

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2022
Borrowings	12,130	48,519	545,161	605,810	399,186
Lease liabilities	2,978	9,811	5,260	18,049	16,312
Payables to group enterprises	6,558	—	—	6,558	6,558
Trade payables and accrued expenses	95,174	—	—	95,174	95,174

Total financial liabilities	116,840	58,330	550,421	725,591	517,230

Note 18 – Commitments and Contingencies

Contractual commitments for the acquisition of property, plant and equipment were €1.2 million and € 4.4 million for the years ended December 31, 2023 and 2022, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Cost of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

The Company is not aware of any significant legal claims or disputes.

The Parent company is jointly registered for VAT purposes with its Danish subsidiaries and is jointly liable for the payment thereof.

Letter of Support – Parent Company

The Parent Company has provided letters of support to its five wholly-owned subsidiaries Ascendis Pharma Ophthalmology Division A/S, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S.

At December 31, 2023, Ascendis Pharma Ophthalmology Division A/S, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S reported negative net assets of €37.8 million, €775.7 million, €368.1 million, €322.0 million and €285.1 million, respectively. To support the five companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until June 30, 2025.

Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. In addition, Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Applied Exception - Subsidiary

Ascendis Pharma Endocrinology Division A/S has prepared it´s statutory financial statements for 2023 pursuant to section 78(a) of the Danish Financial Statements Act, thereby reporting under the requirements for enterprises of reporting class B instead of reporting class C.

Note 19 – Related Party Transactions

The Board of Directors, the Executive Board and non-executive Senior Management (“Key Management Personnel”) are considered related parties as they have authority and responsibility for planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.

Financial Statements	80

Neither the Company’s related parties or major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants and RSUs and PSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 6 “Employee Cost”. Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, and clinical supplies and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associate are disclosed in Note 12 “Investment in Associate”.

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 9 “Tax on Profit/(Loss) for the Year and Deferred Tax”.

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Transactions with subsidiaries are specified below:

	Parent
(EUR’000)	2023	2022
Rendering of services	243,002	92,626
Sale of products	54,710	9,562
Milestone payments	5,000	—
License income	—	2,633

Total revenue	302,712	104,821

Milestone payments (expenses)	(100)	—
License expenses	(100)	(100)
Purchase of services	(56,161)	(95,366)

Total expenses	(56,361)	(95,466)

Interest income	37,313	28,518
Interest expenses	—	(308)

Net financial income	37,313	28,210

Financial Statements	81

Note 20 – Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in Group enterprises at December 31, 2023, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Endocrinology GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%
Ascendis Pharma Nordics A/S	Denmark	100%
Ascendis Pharma Europe A/S	Denmark	100%
Ascendis Pharma UK Limited	United Kingdom	100%
Ascendis Pharma Iberia S.L.	Spain	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.93%

Note 21 – Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares, at December 31, 2023:

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Entities affiliated with Artisan Partners Limited Partnership, USA

•	Entities affiliated with FMR LLC, USA

•	Entities affiliated with Wellington Management Group LLP, USA

•	Entities affiliated with Janus Henderson Group plc, United Kingdom

•	Avoro Capital Advisors LLC, USA

•	Westfield Capital Management Company, L.P., USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 22 – Subsequent Events

On January 29, 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

The Company has granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, the Company will be eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. Eyconis will initially be based in Redwood City, California, and certain employees of the Company are expected to join the newly formed company.

No other events have occurred after the reporting date that would influence the evaluation of these financial statements.